FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐                        No             ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            ☐                       No             ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            ☐                      No             ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	2Q2010 Earnings Release
2.	1H 2010 Financial Statements (Spanish)
3.	Translated Material Event

2

SECOND QUARTER 2010
EARNINGS REPORT

Investor Relations Department	0
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INDEX

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140 Piso 19	Santiago, Chile Tel: (562) 320-8284 Fax: (562) 671-6554 Email: rmorenoh@santander.cl Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income increases 29.3% YoY in 2Q10
Quarterly results, Ch$ billion and change, %

* Core revenues = Net interest income and fee income. ** Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

In 2Q10, net income attributable to shareholders1 totaled Ch$138,823 million (Ch$0.74 per share and US$1.41/ADR2). These results represent an increase of 29.3% compared to 2Q09 (from now on YoY) and 16.6% compared to 1Q10 (from now on QoQ).

ROAE reaches 33.8% in 2Q10

With these results, the Bank’s ROAE in the quarter reached 33.8%. The Bank currently has one of the highest ROEs and capitalization levels in the Chilean financial system. As of June 30, 2010, the Bank’s BIS ratio reached 14.1% and its Tier I ratio stood at 10.3%. In April 2010, the Bank paid its annual dividend of Ch$1.37/share, 21.2% more than in 2009 and equivalent to 60% of 2009 earnings attributable to shareholders.

1 The results in this report are unaudited.
2 Earnings per ADR is calculated using an exchange rate of Ch$543.09 per US$.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Total loans grow 3.8% QoQ in 2Q10 with loan growth seen in all products and segments

In 2Q10, total loans increased 3.8% QoQ and 8.8% YoY with loan growth in all products and segments. High yielding retail loans increased 3.9% QoQ and 11.4% YoY. The recent economic data for Chile show that economic growth is gaining momentum with a strong rise in investment and consumption levels. Unemployment figures have also been better than expected as well as wage growth. The negative impacts of the earthquake have also been lower than expected. The Bank’s market share increased in various products, especially in consumer banking, which has increased 100 basis points since the beginning of the year.

The funding mix improves and total deposits rise 6.1% QoQ. The Bank’s deposit ratings are upgraded in the quarter

In the quarter, the Bank also improved its funding mix. Total deposits increased 6.1% QoQ. This was led by a 7.2% QoQ and 35.2% YoY increase in demand deposits. Clients also began to increase their savings in time deposits as interest rates and inflation began to rise. In 2Q10, the Bank’s foreign currency time deposit were upgraded by Moody’s from A1 to Aa3 in line with the rise in the sovereign ratings of Chile. The ratio of loans to deposits3 also improved to 99.8% as of June 2010 compared to 104.3% as of March 2010.

3 Loans to deposits = (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net interest margin reaches 6.1% in 2Q10

In 2Q10, net interest income was up 5.8% QoQ and 7.1% YoY. The Bank’s net interest margin reached 6.1% in the quarter. The YoY rise in net interest income was mainly due to (a) the higher inflation rate as the Bank maintains long-term assets (mainly medium and long-term financial investments) that are indexed to the inflation rate, which are partially funded with nominal deposits, (b) loan growth and, (c) an improved funding mix.

Net provision expense decreases 41.7% YoY in 2Q10

In 2Q10, the Bank’s net provision expense decreased 20.3% QoQ and 41.7% YoY. This was mainly due to an improvement in asset quality, especially among individuals. Net provision expense for consumer loans decreased 12.2% QoQ and 53.8% YoY. The NPL ratio of consumer loans decreased from 3.08% as of March 2010 to 2.99% as of June 2010. The coverage ratio of consumer NPLs in the same period increased from 247.2% to 256.6%.

Fees income grows 3.2% YoY in 2Q10

Net fee income increased 4.5% QoQ and 3.2% YoY, led by brokerage related fees. Fees from insurance brokerage increased 89.9% YoY. The Bank’s success in selling insurance online, coupled with an increase in premiums on behalf of insurance underwriters has driven insurance brokerage fees. Fees from the securities brokerage grew 10.1% QoQ and 18.8% YoY. These fees were driven by the Bank’s new internet platform for stock trading and a greater demand for investing in the local stock market. These positive trends were partially offset by lower fees from checking accounts due to regulatory changes introduced in mid-2009 and short-term negative impact on fees in zones more affected by the February earthquake.

The adjusted efficiency ratio reaches 34.4% in 2Q10

Operating expenses in 2Q10 increased 13.5% QoQ and 13.3% YoY. This rise was due, in part, to a Ch$3,517 million one-time charge directly related to impairment charges on fixed assets as a result of the earthquake. This is partially offset by insurance compensation recognized in other operating income. Adjusting for earthquake related effects, the efficiency ratio reached 34.4% in 2Q10. The rise in costs was also due to a rise in personnel expenses, which is directly related to the increase in commercial activity, especially in retail banking.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Gross income, net of provisions & costs increases 33.3% YoY in 2Q10

The positive evolution of our business volumes, in line with our strategic objectives, the better economic environment and the normalization of inflation levels has resulted in strong recurring earnings in the quarter. Gross income, net of provisions & costs, a proxy for recurring earnings, jumped 8.1% QoQ and 33.3% YoY.

(Ch$ million)	2Q10	YoY Chg.	QoQ Chg.
Net interest income	242,782	7.1%	5.8%
Fee income	65,158	3.2%	4.5%
Financial transactions	25,041	-15.6%	-15.3%
Provision expense	(55,952)	-41.7%	-20.3%
Operating expenses	(117,987)	13.3%	13.5%
Gross income, net of provisions & costs	159,042	33.3%	8.1%
Other operating and non-operating income, net*	(20,219)	70.1%	-27.9%
Net income attributable to shareholders	138,823	29.3%	16.6%
*	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

Net income attributable to shareholders up 40.1% YoY in the first half of 2010

In the first half of 2010 (1H10), net income attributable to shareholders totaled Ch$257,927 million (Ch$1.37/share and US$2.60/ADR). The ROAE reached 31.2% and the efficiency ratio reached 34.1% in the period. Gross income, net of provisions and costs increased 23.6% led by a 14.1% rise in net interest revenue and a 32.5% decrease in provision expense.

(Ch$ million)	1H10	YoY Chg.
Net interest income	472,180	14.1%
Fee income	127,509	2.2%
Financial transactions	54,614	-44.5%
Provision expense	-126,139	-32.5%
Operating expenses	-221,986	9.7%
Gross income, net of provisions & costs	306,178	23.6%
Other operating and non-operating income, net*	-48,251	-24.3%
Net income attributable to shareholders	257,927	40.1%
*	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Net interest income	242,782	229,398	226,611	7.1%	5.8%
Fee income	65,158	62,351	63,145	3.2%	4.5%
Core revenues	307,940	291,749	289,756	6.3%	5.5%
Financial transactions, net	25,041	29,573	29,656	(15.6)%	(15.3)%
Other operating income, net	19,951	6,065	2,928	581.4%	229.0%
Provision expense	(55,952)	(70,187)	(96,037)	(41.7)%	(20.3)%
Operating expenses	(117,987)	(103,999)	(104,099)	13.3%	13.5%
Gross income, net of provisions & costs	159,042	147,136	119,276	33.3%	8.1%
Other operating & Non-op. Income [1]	(20,219)	(28,032)	(11,885)	70.1%	(27.9)%
Net income attributable to shareholders	138,823	119,104	107,391	29.3%	16.6%
Net income/share (Ch$)	0.74	0.63	0.57	29.3%	16.6%
Net income/ADR (US$) [2]	1.41	1.25	1.12	25.9%	13.0%
Total loans	14,582,467	14,043,570	13,401,486	8.8%	3.8%
Customer funds	14,874,748	14,344,713	14,769,070	0.7%	3.7%
Shareholders’ equity	1,665,326	1,683,104	1,497,019	11.2%	(1.1)%
Net interest margin	6.1%	5.8%	6.0%
Efficiency ratio	35.2%	33.0%	31.5%
Return on average equity [3]	33.8%	28.6%	28.7%
NPL / Total loans [4]	2.8%	2.7%	3.1%
Coverage NPLs	93.3%	97.1%	75.7%
PDL / Total loans [5]	1.4%	1.4%	1.4%
Coverage ratio of PDLs	193.3%	189.8%	173.0%
Risk Index [6]	2.7%	2.7%	2.3%
BIS ratio	14.1%	14.7%	15.0%
Branches	499	498	501
ATMs	1,871	1,856	1,929
Employees	11,133	11,155	11,391
1.	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.
2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. Earnings per ADR was calculated using an exchange rate of Ch$543.09 per US$.
3.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
4.	NPL: Non-performing loans, full balance of loans with one installment 90 days or more overdue.
5.	PDL: Past due loans, all installments and lines of credit more than 90 days overdue.
6.
Risk Index: Loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. Banks must have 100% coverage of the Risk Index.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loans grow 3.8% QoQ in 2Q10 with loan growth in all products and segments

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-10	Mar-10	Jun-09	June 10/ 09	June 10 / Mar. 10
Total loans to individuals[1]	7,715,031	7,411,686	6,815,737	13.2%	4.1%
Consumer loans	2,404,128	2,303,983	2,121,045	13.3%	4.3%
Residential mortgage loans	4,360,496	4,219,733	3,970,896	9.8%	3.3%
SMEs	2,210,170	2,143,885	2,097,592	5.4%	3.1%
Institutional lending	330,980	313,079	291,867	13.4%	5.7%
Total retail lending	10,256,181	9,868,650	9,205,196	11.4%	3.9%
Middle-Market & Real estate	2,983,741	2,907,944	2,779,165	7.4%	2.6%
Corporate	1,347,855	1,279,965	1,266,310	6.4%	5.3%
Total loans [2,3]	14,582,467	14,043,570	13,401,486	8.8%	3.8%
1.	Includes consumer loans, residential mortgage loans and other loans to individuals
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 2Q10, total loans increased 3.8% QoQ with loan growth seen in all products and segments. The recent economic data for Chile show that economic growth is gaining momentum with a strong rise in investment and consumption levels. Unemployment figures have also been better than expected as well as wage growth. The negative impacts of the earthquake on loan growth was also lower than expected. The Bank’s market share also increased in the quarter. The most important rise in market share has been in consumer and credit card loans, which increased 100 basis points since the beginning of the year to 26.8%.

Source: Superintendency of Banks of Chile

High yielding retail loans increased 3.9% QoQ. Loans to individuals increased 4.1% QoQ, led by a 4.3% increase in consumer loans. Notable was the 4.9% QoQ and 25.9% YoY increase in credit card consumer loans as the Bank continues to gain market share in credit card purchases. Residential mortgage loans increased 3.3% QoQ as long-term rates remained attractive and lower than expected negative impacts of the earthquake on this market.

Lending to small and middle-sized companies (SMEs)  and the middle market increased 3.1% and 2.6% QoQ, respectively. These segments were positively impacted by the rebound in economic growth with some areas still lagging in growth due to the earthquake, but this should begin to turnaround in the second half of the year. Factoring loans and lines of credit, the two highest yielding loans in these segments, increased 54.5% and 15.1% QoQ, respectively.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Corporate lending also showed positive growth in 2Q10, reflecting the stronger evolution of investment levels in the economy and the on-going reconstruction effort.

FUNDING

Strong growth of demand deposits. The Bank’s FX deposit rating are upgraded in the quarter

(Ch$ million)	Jun-10	Mar-10	Jun-09	June 10/ 09	June 10 / Mar. 10
Demand deposits	4,168,884	3,890,230	3,083,814	35.2%	7.2%
Time deposits	7,193,376	6,818,939	8,342,396	(13.8)%	5.5%
Total customer deposits	11,362,260	10,709,169	11,426,210	(0.6)%	6.1%
Mutual funds	3,512,488	3,635,544	3,342,860	5.1%	(3.4)%
Total customer funds	14,874,748	14,344,713	14,769,070	0.7%	3.7%
Loans to deposits*	99.8%	104.3%	94.3%
Bonds	3,245,162	2,872,100	2,622,275	23.8%	13.0%
*	(Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds increased 3.7% QoQ. The 7.2% QoQ increase in demand deposits in the quarter was mainly due our strategic focus on non-lending activities and the low interest rate environment. Clients also began to increase their savings in time deposits as interest rates and inflation began to rise. The ratio of loans to deposits also improved to 99.8% as of June 2010 compared to 104.3% as of March 2010. December 2009. Going forward, and as the Central Bank continues to rise rates, the growth rate of customer deposits should continue to increase with time deposits growth accelerating while the growth of non-interest bearing deposits should decelerate.

Mutual funds under management decreased 3.4% QoQ as clients moved away from short-term nominal rate fixed income funds as inflation rose and shifted towards time deposits as the Bank proactively funneled money to deposits in order to fund the Bank’s strong loan growth.

In 2Q10, the Bank’s foreign currency time deposit were upgraded by Moody’s from A1 to Aa3 in line with the rise in the sovereign ratings of Chile.

The Bank also continued to access the international bond market in order to maintain strong liquidity levels and to minimize interest rate risk by adequately funding the longer duration portion of the loan book with funding of similar characteristics. For this reason, bonds have increased 13.0% QoQ and 23.8% YoY. In April 2010, the Bank issued a US$500 million 3-year Floating Rate Senior Notes due 2012 in accordance with Rule 144A. This bond received an Aa3 rating and the all-in cost was equivalent to Chilean sovereign risk plus 0 basis points. At the time of issuance, this bond received a rating higher than the sovereign rating of the Republic of Chile4. This was the first short-dated FRN issued by a Latin American bank in recent history. This market is usually only accessible by high grade issuers such as Santander Chile.

4 At the moment of the bond issue Chile’s sovereign rating was A1. In June it was upgraded to Aa3.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE of 33.8% reached in 2Q10. Record dividend paid in April 2010

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Jun-10	Mar-10	Jun-09	June 10/ 09	June 10 / Mar. 10
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,538	51,539	(16,960)	(403.9)%	(0.0)%
Unrealized gain (loss) Available-for-sale financial assets	(18,193)	(32,620)	(14,199)	28.1%	(44.2)%
Retained Earnings:	740,678	772,882	636,875	16.3%	(4.2)%
Retained earnings previous periods	560,129	818,885	508,045	10.3%	(31.6)%
Net income	257,927	119,104	184,043	40.1%	116.6%
Provision for mandatory dividend	(77,378)	(165,107)	(55,213)	40.1%	(53.1)%
Minority Interest	28,460	29,942	30,920	(8.0)%	(4.9)%
Total Equity	1,693,786	1,713,046	1,527,939	10.9%	(1.1)%
Equity attributable to shareholders	1,665,326	1,683,104	1,497,019	11.2%	(1.1)%
ROAE	33.8%	28.1%	28.7%

Shareholders’ equity totaled Ch$1,665,326 million (US$3.0 billion) as of June 30, 2010. ROAE in 2Q10 reached 33.8%. This strong profitability was achieved while having one of the highest levels of capitalization in the banking system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.3% of risk weighted assets as of June 30, 2010. The BIS ratio reached 14.1% at the same date. In April 2010, the Bank paid its annual dividend of Ch$1.37/share, 21.2% more than in 2009 and equivalent to 60% of 2009 earnings attributable to shareholders.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Jun-10	Mar-10	Jun-09	June 10/ 09	June 10 / Mar. 10
Tier I	1,665,326	1,683,103	1,497,019	11.2%	(1.1)%
Tier II	627,608	599,353	535,978	17.1%	4.7%
Regulatory capital	2,292,934	2,282,455	2,032,997	12.8%	0.5%
Risk weighted assets	16,210,259	15,513,732	13,544,319	19.7%	4.5%
Tier I ratio	10.3%	10.8%	11.1%
BIS ratio	14.1%	14.7%	15.0%

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest margin increases to 6.1% in 2Q10

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Net interest income	242,782	229,398	226,611	7.1%	5.8%
Average interest-earning assets	15,816,902	15,776,237	15,147,554	4.4%	0.3%
Average loans	14,291,144	13,879,173	13,733,919	4.1%	3.0%
Net interest margin (NIM) [1]	6.1%	5.8%	6.0%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	36.4%	33.9%	30.3%
Quarterly inflation rate [2]	0.97%	0.27%	(0.13)%
Avg. overnight interbank rate (nominal)	0.51%	0.40%	1.40%
Avg. 10 year Central Bank yield (real)	3.04%	3.14%	2.86%
1.	Annualized.
2.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

The Bank’s net interest margin reached 6.1% in the quarter, improving 30 basis points compared to 1Q10 and 10 basis points compared to 2Q09. Net interest income was up 5.8% QoQ and 7.1% YoY. The YoY rise in net interest income was mainly due to: (a) The higher inflation rate as the Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The UF inflation reached 0.97% in 2Q10 compared to -0.13% in 2Q09;  (b) loan growth and; (c) an improved funding mix as the ratio of average equity and non-interest bearing demand deposits to average interest earning assets reached 36.4% in 2Q10 compared to 30.3% in 2Q09.

Compared to 1Q10, the 5.8% increase in net interest income was mainly due to the increase in the loan book, the higher inflation rates and the improved funding mix. This was partially offset by the higher short-term interest rates which increased funding costs. During the quarter the Central Bank began to increase short-term rates which increased 100 basis points in the quarter to 1.5%. Going forward, we expect the Central Bank to continue to rising rates.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Provision expense down 41.7% YoY as asset quality improves among individuals

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Gross provisions	(14,012)	(26,002)	(19,402)	(27.8)%	(46.1)%
Charge-offs	(49,506)	(52,158)	(87,392)	(43.4)%	(5.1)%
Gross provisions and charge-offs	(63,518)	(78,160)	(106,794)	(40.5)%	(18.7)%
Loan loss recoveries	7,566	7,973	10,757	(29.7)%	(5.1)%
Net provisions for loan losses	(55,952)	(70,187)	(96,037)	(41.7)%	(20.3)%
Total loans [1]	14,582,467	14,043,570	13,401,486	8.8%	3.8%
Total reserves (RLL)	(387,624)	(374,064)	(314,191)	23.4%	3.6%
Past due loans [2] (PDL)	200,524	197,060	181,645	10.4%	1.8%
Non-performing loans [3] (NPLs)	415,556	385,211	415,311	0.1%	7.9%
Gross provision expense / Loans	1.74%	2.23%	3.19%
Cost of credit [4]	1.53%	2.00%	2.87%
PDL / Total loans	1.38%	1.40%	1.36%
Coverage of past due loans [5]	193.3%	189.8%	173.0%
Risk Index (RLL / Total loans)	2.66%	2.66%	2.34%
NPL / Total loans	2.85%	2.74%	3.10%
Coverage of NPLs [6]	93.3%	97.1%	75.7%
1.	Excludes interbank loans.
2.	PDLs: All installments and lines of credit more than 90 days overdue.
3.	NPL: Non-performing loans: Full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Net provision expense, annualized / Loans.
5.	Coverage PDLs:: RLL / PDLs.
6.	Coverage NPL: RLL / NPLs.

In 2Q10, the Bank’s net provision expense decreased 20.3% QoQ and 41.7% YoY. This was mainly due to an improvement in asset quality, especially among individuals. Net provision expense for consumer loans decreased 12.2% QoQ and 53.8% YoY. This was mainly due to the improvement of the economy and the risk measures adopted by the Bank in 2009 to improve credit risk procedures among individuals.

By loan product, provision expense was as follows:

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Commercial loans*	(15,264)	(23,231)	(13,612)	12.1%	(34.3)%
Residential mortgage loans	(4,021)	(5,197)	(3,096)	29.9%	(22.6)%
Consumer loans	(36,667)	(41,759)	(79,329)	(53.8)%	(12.2)%
Net provisions for loan losses	(55,952)	(70,187)	(96,037)	(41.7)%	(20.3)%
*	Includes net provision expenses for interbank loans and off-balance sheet contingent loans.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The Bank’s Risk Index remained stable QoQ at 2.66%. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Risk index. Non-performing loans increased 7.9% QoQ. This was mainly due to the expiration in May 2010 of temporary regulations (applicable during March and April 2010) that allowed banks to report non-performing loans as performing to the extent such loans were performing as of February 27, 2010, the date of the earthquake that stroke Chile’s Central-South zone, and that the bank determined that the borrower missed payments due to this event.  The coverage ratio of total NPLs reached 93.3% as of June 2010.

The NPL ratio of consumer loans decreased from 3.08% as of March 2010 to 2.99% as of June 2010. The coverage ratio of consumer NPLs in the same period increased from 247.2% to 256.6%. Since peaking in 2Q09, consumer NPLs have consistently declined as the economy has improved and also as a result of the Bank’s efforts in improving recovery procedures. The earthquake also had a lower effect than expected on the asset quality of consumer loans.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Solid YoY growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Collection fees	14,236	13,812	16,552	(14.0)%	3.1%
Credit, debit & ATM card fees	13,353	14,351	11,950	11.7%	(7.0)%
Checking accounts & lines of credit	10,470	11,265	13,116	(20.2)%	(7.1)%
Asset management	9,657	9,391	7,495	28.8%	2.8%
Insurance brokerage	8,962	5,106	4,719	89.9%	75.5%
Guarantees, pledges and other contingent operations	5,954	5,829	5,923	0.5%	2.1%
Fees from brokerage of securities	2,098	1,906	1,766	18.8%	10.1%
Other Fees	428	691	1,624	(73.6)%	(38.1)%
Total fees	65,158	62,351	63,145	3.2%	4.5%

Net fee income increased 4.5% QoQ and 3.2% YoY. The evolution of the main products was the following:

Fees from asset management increased 2.8% QoQ and 28.8% YoY. Total assets under management reached Ch$3,512,488 million (US$6.5 billion) decreasing 3.4% QoQ and increasing 5.1% YoY. The QoQ decrease in volumes under management was mainly due to a reduction in short-term money market funds as the Bank’s commercial teams have also proactively funneled low yielding money market funds to time deposits as the growth rate of the loan book continues to accelerate.

A similar trend was observable in brokerage related fees. Fees from insurance brokerage increased 75.5% QoQ and 89.9% YoY. The Bank’s success in selling insurance online, coupled with an increase in premiums on behalf of insurance underwriters has driven insurance brokerage fees. The Bank’s success in selling insurance online, coupled with a greater demand for insurance in general has driven insurance brokerage fees. Fees from the brokerage grew 10.1% QoQ and 18.8% YoY. These fees were driven by the Bank’s new internet platform for stock trading and a greater demand for investing in the local stock market.

Collection fees in 2Q10 increased 3.1% QoQ. This was mainly due to higher collection of loan insurance policies on behalf of third parties, higher collection fees of consumer loans and higher fees from the payment of services, mainly on-line. The 14.0% YoY decline was mainly due to the temporary interruption of collection activities in the zones more affected by the earthquake.

Fees from credit, debit and ATM cards decreased 7.0% QoQ mainly as a result of an increase in credit card expenses. Merchant discount fees also spiked in 1Q10 after the earthquake due to one-time home improvement purchases in that quarter. YoY credit card fees increased 11.7% as the usage of cards continues to grow and penetration of bank credit cards continues to rise. As of June 2010, the Bank, with 30.9% of all bank credit card accounts, generated 36.6% of all monetary purchases year-to-date. YoY billing was up 34.6% in real terms YoY compared to 29.2% for the rest of the market, excluding Santander.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fees from checking accounts and lines of credit decreased 7.1% QoQ and 20.2% YoY. The YoY decline was mainly due to regulatory changes that prohibited fees charged for unauthorized overdrafts as of April 2009. The QoQ decrease was mainly due to the temporary waiving of fees in some of the more affected areas by the earthquake.

OPERATING EXPENSES AND EFFICIENCY

Greater commercial activity and inflation driving expenses

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Personnel expenses	(66,002)	(55,589)	(57,701)	14.4%	18.7%
Administrative expenses	(35,707)	(36,053)	(34,258)	4.2%	(1.0)%
Depreciation and amortization	(12,592)	(12,341)	(12,140)	3.7%	2.0%
Impairment	(3,686)	(16)	0	—%	22937.5%
Operating expenses	(117,987)	(103,999)	(104,099)	13.3%	13.5%
Efficiency ratio*	35.2%	33.0%	31.5%
*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

Operating expenses in 2Q10 increased 13.5% QoQ and 13.3% YoY. This was mainly due to Ch$3,686 million in impairment charges on fixed assets of which Ch$3,517 million were a one-time charge directly related to the earthquake. This is partially offset by insurance compensation recognized in other operating income. The net impact on results of earthquake related damage, deducting insurance, was Ch$-1,138 million in 2Q10.

The efficiency ratio reached 35.2% in 2Q10. Adjusting for earthquake related charges and income the efficiency ratio reached 34.4% in 2Q10. Excluding impairments charges, the Banks costs increased 9.9% QoQ and 9.8% YoY. The YoY rise in costs was mainly due to a rise in personnel expenses that is directly related to an increase in commercial activity. The selling of products has been growing at an accelerated pace and as a result variable incentives to commercial teams have increased. This should be compensated in future quarters with stronger core revenue growth. Headcount did not vary significantly in the quarter. The QoQ rise in personnel expenses is also due to seasonal factors related to personnel vacation expenses.

The increase in administrative expenses QoQ and YoY is mainly due to the higher inflation as 2/3 of administrative expenses are linked to inflation.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client treasury activities in the quarter

Net Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Net gains from mark-to-market and trading	44,922	52,092	(18,863)	(338.1)%	(13.8)%
Exchange differences, net	(19,881)	(22,519)	48,519	(141.0)%	(11.7)%
Net results from financial transactions	25,041	29,573	29,656	(15.6)%	(15.3)%
*
These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions, which include the sum of the net gains from mark-to-market and trading and exchange differences, net totaled a gain of Ch$25,041 million in 2Q10. In order to better understand this line item, we present them by business area in the table below.

Net Results from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Santander Global Connect [1] & Market making [2]	26,169	19,290	18,374	42.4%	35.7%
Financial Management (ALCO) & Prop. trading	(1,128)	10,283	11,282	—%	—%
Net results from financial transactions	25,041	29,573	29,656	(15.6)%	(15.3)%
1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	This line item also includes the gain or loss from the sale of charged-off loans.

The 15.3% QoQ and 15.6% YoY decrease in this line item was mainly due lower results from Financial Management, which was negatively affected by rising rates. This also impacted gains from proprietary trading. Proprietary trading represented only 1% of the Bank’s total income in 1H10 and usually represent less than 5% of total income.  This was partially offset by gains from the sale of treasury services to companies through the Santander Global Connect platform that increased 35.7% QoQ and 42.4% YoY.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
Other operating income	19,951	6,065	2,928	581.4%	229.0%
Other operating expenses	(17,648)	(12,556)	7,821	—%	40.6%
Other operating income, net	2,303	(6,491)	10,749	(78.6)%	—%
Income attributable to investments in other companies	223	120	440	(49.3)%	85.8%
Income tax	(24,163)	(21,760)	(21,816)	10.8%	11.0%
Income tax rate	15.0%	15.5%	16.7%

Other operating income, net totaled a gain of Ch$2,303 million in the quarter. This result was driven by stronger gains from the sale and recovery of repossessed assets, Ch$2,379 million income from insurance claims for earthquake damage and Ch$12,975 million one-time gain from the sale of 16 branches in the quarter. These branches are now rented by the Bank. This was partially offset by higher costs related to repossessed assets and other provisions for future non-credit contingencies.

Income tax increased 11.0% QoQ and 10.8% YoY mainly as a result of the higher income before taxes. The effective tax rate paid in the quarter was 15.0% compared to 16.7% in 2Q09. This lower effective tax rate was mainly due to the higher inflation in 2Q10 compared to 2Q09. For tax purposes the Bank’s still calculates the price level restatement of equity and this computes as a deduction from our taxable income. The statutory tax rate in Chile has not changed and is 17% over net income before taxes. It is expected that the statutory corporate tax rate in Chile will rise to 20% in 2011 and gradually return to 17% in 2013 as a part of the government’s plan to finance the reconstruction efforts.

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook. Moody’s upgraded the Bank’s foreign currency deposit rating in 2Q10, following a similar rise for Chile’s sovereign rating.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of June 2010

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index
(Base 100 = 06/30/2008)

ADR price (US$) 2010
06/30/10:	67.09
Maximum (2010):	71.88
Minimum (2010):	59.40

Market Capitalization: US$12,170 million

P/E 12 month trailing*:	12.5
P/BV (06/30/10)**:	4.04
Dividend yield***:	3.9%

*	Price as of June 30 / 12mth Earnings
**	Price as of June 30 / Book value as of 06/30/10
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes YTD 2010
US$ million

Local Share Price Evolution
Santander vs IPSA Index
(Base 100 = 06/30/2008)

Local share price (Ch$) 2010
06/30/10:	35.67
Maximum (2010):	36.36
Minimum (2010):	30.74

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for June 2010, Banco Santander Chile was the largest bank in terms of loans and equity. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s and Aa3 by Moody’s, which are the same ratings assigned to the Republic of Chile, and A+ by Fitch which pierces the sovereign ceiling. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

For more information see www.santander.cl

Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. Santander has more than 90 million customers, 13,660 branches – more than any other international bank – and 169,460 employees around the world. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In 2009, Santander registered EUR 8,943 million in net attributable profit. Banco Santander’s eligible capital at the close of the third quarter came to EUR 79,704 million, with a surplus of EUR 34,769 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.2%, Tier I to 10.1% and core capital 8.6%. These ratios place Santander among the most solvent banks in the world.

For more information see www.santander.com

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-10	Jun-10	Mar-10	Jun-09	June 10/ 09	June / Mar. 10
	US$ths	Ch$mn			% Chg.

Assets
Cash and balances from Central Bank	2,561,819	1,398,881	1,526,810	942,065	48.5%	(8.4)%
Funds to be cleared	891,702	486,914	345,521	426,647	14.1%	40.9%
Financial assets held for trading	1,487,875	812,454	877,884	1,003,448	(19.0)%	(7.5)%
Investment collateral under agreements to repurchase	9,157	5,000	3,679	13,212	(62.2)%	35.9%
Derivatives	2,804,183	1,531,224	1,465,832	1,502,295	1.9%	4.5%
Interbank loans	75,885	41,437	47,738	57,800	(28.3)%	(13.2)%
Loans, net of reserves for loan losses	25,995,499	14,194,842	13,669,507	13,087,295	8.5%	3.8%
Available-for-sale financial assets	2,456,361	1,341,296	1,572,839	1,444,802	(7.2)%	(14.7)%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in other companies	11,907	6,502	7,095	7,145	(9.0)%	(8.4)%
Intangible assets	130,160	71,074	72,290	69,356	2.5%	(1.7)%
Fixed assets	298,844	163,184	179,981	190,997	(14.6)%	(9.3)%
Current tax assets	10,006	5,464	4,649	4,826	13.2%	17.5%
Deferred tax assets	204,996	111,938	103,186	94,369	18.6%	8.5%
Other assets	1,090,094	595,246	572,698	561,407	6.0%	3.9%
Total Assets	38,028,488	20,765,456	20,449,709	19,405,664	7.0%	1.5%

Liabilities and Equity
Demand deposits	7,634,620	4,168,884	3,890,230	3,083,814	35.2%	7.2%
Funds to be cleared	555,273	303,207	197,908	195,249	55.3%	53.2%
Investments sold under agreements to repurchase	267,554	146,098	762,703	512,279	(71.5)%	(80.8)%
Time deposits and savings accounts	13,173,475	7,193,376	6,818,939	8,342,396	(13.8)%	5.5%
Derivatives	2,290,169	1,250,547	1,358,323	1,462,558	(14.5)%	(7.9)%
Deposits from credit institutions	3,846,230	2,100,234	2,005,763	1,140,901	84.1%	4.7%
Marketable debt securities	5,942,976	3,245,162	2,872,100	2,622,275	23.8%	13.0%
Other obligations	289,514	158,089	174,497	149,046	6.1%	(9.4)%
Current tax liabilities	39,659	21,656	74,440	34,786	(37.7)%	(70.9)%
Deferred tax liability	4,893	2,672	1,650	9,567	(72.1)%	61.9%
Provisions	349,787	191,001	266,699	122,990	55.3%	(28.4)%
Other liabilities	532,449	290,744	313,411	201,864	44.0%	(7.2)%
Total Liabilities	34,926,600	19,071,670	18,736,663	17,877,725	6.7%	1.8%

Equity
Capital	1,632,274	891,303	891,303	891,303	0.0%	0.0%
Reserves	94,385	51,539	51,539	(16,960)	—%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(33,317)	(18,193)	(32,620)	(14,199)	28.1%	(44.2)%
Retained Earnings:	1,356,427	740,677	772,882	636,875	16.3%	(4.2)%
Retained earnings previous periods	1,025,782	560,128	818,885	508,045	10.3%	(31.6)%
Net income	472,351	257,927	119,104	184,043	40.1%	116.6%
Provision for mandatory dividend	(141,705)	(77,378)	(165,107)	(55,213)	40.1%	(53.1)%
Total Shareholders' Equity	3,049,768	1,665,326	1,683,104	1,497,019	11.2%	(1.1)%
Minority Interest	52,120	28,460	29,942	30,920	(8.0)%	(4.9)%
Total Equity	3,101,888	1,693,786	1,713,046	1,527,939	10.9%	(1.1)%
Total Liabilities and Equity	38,028,488	20,765,456	20,449,709	19,405,664	7.0%	1.5%

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Jun-10	June-10	June-09	June 10/ 09
	US$ths.	Ch$ million		% Chg.

Interest revenue	1,263,908	690,157	585,535	17.9%
Interest expense	(399,189)	(217,977)	(171,651)	27.0%
Net interest income	864,719	472,180	413,884	14.1%
Fee income	296,616	161,967	155,840	3.9%
Fee expense	(63,104)	(34,458)	(31,064)	10.9%
Net fee income	233,512	127,509	124,776	2.2%
Net gains from mark-to-market and trading	177,665	97,014	566	17040.3%
Exchange differences, net	(77,649)	(42,400)	97,905	—%
Financial transactions, net	100,016	54,614	98,471	(44.5)%
Other operating income	47,644	26,016	5,426	379.5%
Total operating income	1,245,891	680,319	642,557	5.9%
Provision expense	(231,003)	(126,139)	(186,971)	(32.5)%
Total operating income net of provisions	1,014,889	554,180	455,586	21.6%
Personnel expenses	(222,674)	(121,591)	(112,095)	8.5%
Administrative expenses	(131,417)	(71,760)	(67,706)	6.0%
Depreciation and amortization	(45,661)	(24,933)	(22,586)	10.4%
Impairment	(6,780)	(3,702)	0	—%
Operating expenses	(406,531)	(221,986)	(202,387)	9.7%
Other operating expenses	(55,314)	(30,204)	(27,710)	9.0%
Total operating expenses	(461,844)	(252,190)	(230,097)	9.6%
Net operating income	553,045	301,990	225,489	33.9%
Income attributable to investments in other companies	628	343	766	(55.2)%
Net income before taxes	553,673	302,333	226,255	33.6%
Income tax	(84,100)	(45,923)	(38,075)	20.6%
Net income from ordinary activities	469,572	256,410	188,180	36.3%
Net income discontinued operations	0	0	0	—%
Net income attributable to:
Minority interest	(2,778)	(1,517)	4,137	—%
Net income attributable to shareholders	472,351	257,927	184,043	40.1%

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q10	2Q10	1Q10	2Q09	2Q10 / 2Q09	2Q / 1Q 10
	US$ths.	Ch$mn			% Chg.
Interest revenue	675,614	368,919	321,238	338,744	8.9%	14.8%
Interest expense	(230,999)	(126,137)	(91,840)	(112,133)	12.5%	37.3%
Net interest income	444,615	242,782	229,398	226,611	7.1%	5.8%
Fee income	151,649	82,808	79,159	78,677	5.3%	4.6%
Fee expense	(32,323)	(17,650)	(16,808)	(15,532)	13.6%	5.0%
Net fee income	119,326	65,158	62,351	63,145	3.2%	4.5%
Net gains from mark-to-market and trading	82,267	44,922	52,092	(18,863)	(338.1)%	—%
Exchange differences, net	(36,409)	(19,881)	(22,519)	48,519	—%	(11.7)%
Total financial transactions, net	45,858	25,041	29,573	29,656	(15.6)%	(15.3)%
Other operating income, net	36,537	19,951	6,065	2,928	581.4%	229.0%
Total operating income	646,336	352,932	327,387	322,340	9.5%	7.8%
Provision expense	(102,467)	(55,952)	(70,187)	(96,037)	(41.7)%	(20.3)%
Total operating income net of provisions	543,870	296,980	257,200	226,303	31.2%	15.5%
Personnel expenses	(120,872)	(66,002)	(55,589)	(57,701)	14.4%	18.7%
Administrative expenses	320,531	(35,707)	(36,053)	(34,258)	4.2%	(1.0)%
Depreciation and amortization	(23,060)	(12,592)	(12,341)	(12,140)	3.7%	2.0%
Impairment	(6,750)	(3,686)	(16)	0	—%	22937.5%
Operating expenses	(216,074)	(117,987)	(103,999)	(104,099)	13.3%	13.5%
Other operating expenses	(32,319)	(17,648)	(12,556)	7,821	—%	40.6%
Total operating expenses	(248,393)	(135,635)	(116,555)	(96,278)	40.9%	16.4%
Net operating income	295,477	161,345	140,645	130,025	24.1%	14.7%
Income attributable to investments in other companies	408	223	120	440	(49.3)%	85.8%
Net income before taxes	295,885	161,568	140,765	130,465	23.8%	14.8%
Income tax	(44,251)	(24,163)	(21,760)	(21,816)	10.8%	11.0%
Net income from ordinary activities	251,634	137,405	119,005	108,649	26.5%	15.5%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	(2,597)	(1,418)	(99)	1,258	—%	1332.3%
Net income attributable to shareholders	254,231	138,823	119,104	107,391	29.3%	16.6%

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
(Ch$ millions)
Loans
Consumer loans	2,187,832	2,121,045	2,155,200	2,244,035	2,303,983	2,404,128
Residential mortgage loans	3,927,343	3,970,896	4,033,091	4,159,052	4,219,733	4,360,496
Commercial loans	7,870,502	7,309,545	7,395,336	7,324,777	7,519,854	7,817,843
Total loans	13,985,677	13,401,486	13,583,627	13,727,864	14,043,570	14,582,467
Allowance for loan losses	(281,265)	(314,191)	(338,020)	(349,485)	(374,064)	(387,624)
Total loans, net of allowances	13,704,412	13,087,295	13,245,607	13,378,379	13,669,506	14,194,843

Customer funds
Demand deposits	3,092,010	3,083,814	3,152,739	3,533,534	3,890,230	4,168,884
Time deposits	8,677,857	8,342,396	7,456,731	7,175,257	6,818,939	7,193,376
Total deposits	11,769,867	11,426,210	10,609,470	10,708,791	10,709,169	11,362,260
Mutual funds (Off balance sheet)	3,085,227	3,342,860	3,476,457	3,427,829	3,635,544	3,512,488
Total customer funds	14,855,094	14,769,070	14,085,927	14,136,620	14,344,713	14,874,748
Loans / Deposits[1]	96.5%	94.3%	102.4%	100.9%	104.3%	99.8%

Average balances
Avg. interest earning assets	15,742,285	15,147,554	15,184,842	15,562,696	15,776,237	15,816,902
Avg. loans	14,312,882	13,733,919	13,479,883	13,647,750	13,879,173	14,291,144
Avg. assets	20,491,544	19,719,613	19,384,473	20,123,590	20,738,402	20,742,244
Avg. demand deposits	2,952,461	3,087,754	3,079,230	3,278,373	3,678,104	4,107,978
Avg equity	1,517,710	1,495,755	1,528,506	1,608,510	1,665,977	1,644,453
Avg. free funds	4,470,170	4,583,509	4,607,736	4,886,883	5,344,081	5,752,431

Capitalization
Risk weighted assets	13,979,591	13,544,319	13,918,058	14,202,118	15,513,732	16,210,259
Tier I (Shareholders' equity)	1,543,039	1,497,019	1,555,148	1,658,316	1,683,103	1,665,326
Tier II	560,232	535,978	563,856	555,776	599,353	627,608
Regulatory capital	2,103,271	2,032,997	2,119,004	2,214,092	2,282,455	2,292,934
Tier I ratio	11.0%	11.1%	11.2%	11.7%	10.8%	10.3%
BIS ratio	15.0%	15.0%	15.2%	15.6%	14.7%	14.1%

Profitability & Efficiency
Net interest margin	4.8%	6.0%	5.7%	5.8%	5.8%	6.1%
Efficiency ratio	34.5%	31.5%	32.6%	30.5%	33.0%	35.2%
Avg. Free funds / interest earning assets	28.4%	30.3%	30.3%	31.4%	33.9%	36.4%
Return on avg. equity	20.2%	28.7%	28.8%	34.1%	28.6%	33.8%
Return on avg. assets	1.5%	2.2%	2.3%	2.7%	2.3%	2.7%

Investor Relations Department	23
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
Asset quality
Non-performing loans (NPLs)[2]	392,802	415,311	383,172	409,067	385,211	415,556
Past due loans[3]	169,220	181,645	175,426	193,250	197,060	200,524
Expected loss[4]	281,265	314,191	338,020	349,485	374,064	387,624
NPLs / total loans	2.81%	3.10%	2.82%	2.98%	2.74%	2.85%
PDL / total loans	1.21%	1.36%	1.29%	1.41%	1.40%	1.38%
Coverage of NPLs (Loan loss allowance / NPLs)	71.60%	75.65%	88.22%	85.43%	97.11%	93.28%
Coverage of NPLs (Loan loss allowance / PDLs)	166.2%	173.0%	192.7%	180.8%	189.8%	193.3%
Expected loss (Loan loss allowances / Loans)	2.01%	2.34%	2.49%	2.55%	2.66%	2.66%
Cost of credit (prov. expense / loans)	2.60%	2.87%	2.33%	1.97%	2.00%	1.53%

Network
Branches	500	501	502	498	498	499
ATMs	1,929	1,929	1,991	1,917	1,856	1,871
Employees	11,578	11,391	11,280	11,204	11,155	11,133

Market information (period-end)
Net income per share (Ch$)	0.41	0.57	0.58	0.73	0.63	0.74
Net income per ADR (US$)	0.73	1.12	1.11	1.49	1.25	1.41
Stock price	19.1	23.9	30.4	30.7	34.4	35.7
ADR price	34.4	46.7	57.5	64.8	68.2	67.1
Market capitalization (US$mn)	6,230	8,468	10,436	11,749	12,373	12,168
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	(2.30)%	(0.13)%	(0.47)%	0.52%	0.27%	0.97%
Avg. overnight interbank rate (nominal)	5.49%	1.40%	0.46%	0.43%	0.40%	0.51%
Avg. 10 year Central Bank yield (real)	2.60%	2.86%	2.88%	3.09%	3.14%	3.04%
Avg. 10 year Central Bank yield (nominal)	5.09%	5.63%	5.70%	6.13%	6.41%	6.42%
Observed Exchange rate (Ch$/US$) (period-end)	582.1	529.07	546.07	506.43	526.29	543.09

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 Total installments plus lines of credit more than 90 days overdue
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department	24
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Contenido

Estados Financieros Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7
NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	9
NOTA N°02 - CAMBIOS CONTABLES:	38
NOTA N°03 - HECHOS RELEVANTES:	39
NOTA N°04 - SEGMENTOS DE NEGOCIO:	41
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	48
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	49
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	50
NOTA N°08 - ADEUDADO POR BANCOS:	56
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	57
NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:	61
NOTA N°11 - INTANGIBLES:	62
NOTA N°12 - ACTIVO FIJO:	64
NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	67
NOTA N°14 - OTROS ACTIVOS:	70
NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:	71
NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:	72
NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	77
NOTA N°18 - OTROS PASIVOS:	81
NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:	82
NOTA N°20 - REQUERIMIENTOS DE CAPITAL (BASILEA):	84
NOTA N°21 - INTERÉS NO CONTROLADOR:	86
NOTA N°22 - INTERESES Y REAJUSTES:	89
NOTA N°23 - COMISIONES:	91
NOTA N°24 - RESULTADOS DE OPERACIONES FINANCIERAS:	92
NOTA N°25 - RESULTADO NETO DE CAMBIO:	92
NOTA N°26 - PROVISIONES POR RIESGO DE CRÉDITO:	93
NOTA N°27 - REMUNERACIONES Y GASTOS DEL PERSONAL:	95
NOTA N°28 - GASTOS DE ADMINISTRACIÓN:	96
NOTA N°29 - DEPRECIACIONES Y AMORTIZACIONES:	97
NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES:	98
NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS:	100
NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	105
NOTA N°33 - HECHOS POSTERIORES:	107

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los períodos terminados al

		Al 30 de Junio de 2010	Al 31 de Diciembre de 2009
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.398.881	2.043.458
Operaciones con liquidación en curso	5	486.914	468.134
Instrumentos para negociación	6	812.454	798.539
Contratos de retrocompra y préstamos de valores		5.000	14.020
Contratos de derivados financieros	7	1.531.224	1.393.878
Adeudado por bancos	8	41.437	23.370
Créditos y cuentas por cobrar a clientes	9	14.194.842	13.378.379
Instrumentos de inversión disponibles para la venta	10	1.341.296	1.830.090
Instrumentos de inversión hasta el vencimiento	10	-	-
Inversiones en sociedades		6.502	7.417
Intangibles	11	71.074	77.260
Activo fijo	12	163.184	184.122
Impuestos corrientes	13	5.464	4.541
Impuestos diferidos	13	111.938	95.229
Otros activos	14	595.246	452.559
TOTAL ACTIVOS		20.765.456	20.770.996

PASIVOS
Depósitos y otras obligaciones a la vista	15	4.168.884	3.533.534
Operaciones con liquidación en curso	5	303.207	275.474
Contratos de retrocompra y préstamos de valores		146.098	1.114.605
Depósitos y otras captaciones a plazo	15	7.193.376	7.175.257
Contratos de derivados financieros	7	1.250.547	1.348.906
Obligaciones con bancos		2.100.234	2.046.790
Instrumentos de deuda emitidos	16	3.245.162	2.924.676
Otras obligaciones financieras	16	158.089	146.911
Impuestos corrientes	13	21.656	63.831
Impuestos diferidos	13	2.672	3.380
Provisiones		191.001	186.121
Otros pasivos	18	290.744	263.396

TOTAL PASIVOS		19.071.670	19.082.881

PATRIMONIO

Atribuible a propietarios del Banco:		1.665.326	1.658.316
Capital		891.303	891.303
Reservas		51.539	51.539
Cuentas de valoración		(18.193)	(26.804)
Utilidades retenidas		740.677	742.278
Utilidades retenidas de ejercicios anteriores		560.128	440.401
Utilidad (pérdida) del ejercicio		257.927	431.253
Menos: Provisión para dividendos mínimos		(77.378)	(129.376)
Interés no controlador	21	28.460	29.799

TOTAL PATRIMONIO		1.693.786	1.688.115

TOTAL PASIVOS Y PATRIMONIO		20.765.456	20.770.996

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS

		Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
		2010	2009	2010	2009
	NOTA	MM$	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	22	368.919	338.744	690.157	585.535
Gastos por intereses y reajustes	22	(126.137)	(112.133)	(217.977)	(171.651)

Ingreso neto por intereses y reajustes		242.782	226.611	472.180	413.884

Ingresos por comisiones	23	82.808	78.677	161.967	155.840
Gastos por comisiones	23	(17.650)	(15.532)	(34.458)	(31.064)

Ingreso neto de comisiones		65.158	63.145	127.509	124.776

Utilidad neta de operaciones financieras	24	44.922	(18.863)	97.014	566
Utilidad (pérdida) de cambio neta	25	(19.881)	48.519	(42.400)	97.905
Otros ingresos operacionales	30	19.951	2.928	26.016	5.426

Total Ingresos operacionales		352.932	322.340	680.319	642.557

Provisiones por riesgo de crédito	26	(55.952)	(96.037)	(126.139)	(186.971)

INGRESO OPERACIONAL NETO		296.980	226.303	554.180	455.586

Remuneraciones y gastos del personal	27	(66.002)	(57.701)	(121.591)	(112.095)
Gastos de administración	28	(35.707)	(34.258)	(71.760)	(67.706)
Depreciaciones y amortizaciones	29	(12.592)	(12.140)	(24.933)	(22.586)
Deterioro	12	(3.686)	-	(3.702)	-
Otros gastos operacionales	30	(17.648)	7.821	(30.204)	(27.710)

Total Gastos operacionales		(135.635)	(96.278)	(252.190)	(230.097)

RESULTADO OPERACIONAL		161.345	130.025	301.990	225.489

Resultado por inversiones en sociedades		223	440	343	766

Resultado antes de impuesto a la renta		161.568	130.465	302.333	226.255

Impuesto a la renta	13	(24.163)	(21.816)	(45.923)	(38.075)

UTILIDAD CONSOLIDADA DEL EJERCICIO		137.405	108.649	256.410	188.180

Atribuible a:
Propietarios del Banco		138.823	107.391	257.927	184.043
Interés no controlador	21	(1.418)	1.258	(1.517)	4.137

Utilidad por acción atribuible a propietarios del Banco:
(expresada en pesos)
Utilidad básica		0,737	0,570	1,369	0,977
Utilidad diluida		0,737	0,570	1,369	0,977

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES

		Por el trimestre terminado al 30 de Junio		Por el período de 06 meses terminado al 30 de Junio
		2010	2009	2010	2009
	NOTA	MM$	MM$	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		137.405	108.649	256.410	188.180

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	12	142	(10.619)	7.720	10.238
Coberturas de flujo de efectivo		17.518	3.171	2.873	(17.417)

Otros resultados integrales antes de impuesto a la renta		17.660	(7.448)	10.593	(7.179)

Impuesto a la renta relacionado con otros resultados integrales	16	(3.002)	1.267	(1.801)	1.220

Total de otros resultados integrales		14.658	(6.181)	8.792	(5.959)

RESULTADOS INTEGRALES CONSOLIDADOS DEL		152.063	102.468	265.202	182.221

Atribuible a:
Propietarios del Banco		153.250	101.048	266.538	177.396
Interés no controlador		(1.187)	1.420	(1.336)	4.825

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados al 30 de Junio de 2010 y 2009 (en millones de pesos)

	RESERVAS			CUENTAS DE VALORACIÓN			UTILIDADES RETENIDAS

							Utilidades
		Reservas y otras					retenidas de			Total atribuible a
		utilidades	Fusión de sociedades bajo	Instrumentos de Inversión	Coberturas de	Impuesto a la	ejercicios	Utilidades del	Provisión para	propietarios del	Interés no	TOTAL
	Capital	retenidas	control común	Disponibles para la Venta	Flujo de Efectivo	renta	anteriores	ejercicio	dividendo mínimo	banco	Controlador	PATRIMONIO

Patrimonio al 31 de Diciembre 2008	891.303	53.763	(2.224)	(19.972)	10.873	1.547	237.788	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior	-	-	-	-	-	-	415.055	(415.055)	-	-	-
Patrimonio al 01 de Enero 2009	891.303	53.763	(2.224)	(19.972)	10.873	1.547	652.843	-	(98.444)	1.489.689	25.879	1.515.568
Dividendos / Retiros realizados	-	-	-	-	-	-	(213.295)	-	98.444	(114.851)		(114.851)
Otros movimientos patrimoniales	-	-	-	-	-	-	(2)	-	-	(2)	216	214
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(55.213)	(55.213)	-	(55.213)
Subtotal	-	-	-	-	-	-	(213.297)	-	43.231	(170.066)	216	(169.850)

Otros resultados integrales	-	-	-	9.409	(17.417)	1.361	-	-	-	(6.647)	688	(5.959)
Resultado del ejercicio	-	-	-	-	-	-	-	184.043	-	184.043	4.137	188.180
Subtotal	-	-	-	9.409	(17.417)	1.361	-	184.043	-	177.396	4.825	182.221

Patrimonio al 30 de Junio 2009	891.303	53.763	(2.224)	(10.563)	(6.544)	2.908	439.546	184.043	(55.213)	1.497.019	30.920	1.527.939

Patrimonio al 31 de Diciembre 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115

Distribución resultado ejercicio anterior	-	-	-	-	-	-	431.253	(431.253)	-	-	-	-
Subtotal	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	871.654	-	(129.376)	1.658.316	29.799	1.688.115

Cambio normativo	-	-	-	-	-	-	(52.662)	-	-	(52.662)	-	(52.662)
Patrimonio al 01 de Enero 2010	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	818.992	-	(129.376)	1.605.654	29.799	1.635.453

Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos / Retiros realizados	-	-	-	-	-	-	(258.752)	-	129.376	(129.376)	-	(129.376)
Otros movimientos patrimoniales	-	-	-		-	-	(112)	-	-	(112)	(3)	(115)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(77.378)	(77.378)	-	(77.378)
Subtotal	-	-	-	-	-	-	(258.864)	-	51.998	(206.866)	(3)	(206.869)

Otros resultados integrales	-	-	-	7.502	2.873	(1.764)	-	-	-	8.611	181	8.792
Resultado del ejercicio	-	-	-	-	-	-	-	257.927	-	257.927	(1.517)	256.410
Subtotal	-	-	-	7.502	2.873	(1.764)	-	257.927	-	266.538	(1.336)	265.202

Patrimonio al 30 de Junio 2010	891.303	53.763	(2.224)	(21.630)	(289)	3.726	560.128	257.927	(77.378)	1.665.326	28.460	1.693.786

	Resultado	Destinados a
	atribuible a	reservas o			Dividendo por
Período	tenedores	utilidades			acción
	patrimoniales	retenidas	Destinado a Dividendos	Porcentaje Distribuido	(en pesos)

- Año 2008 (Junta Accionistas Abril 2009)	328.146	114.851	213.295	65%	1,132

- Año 2009 (Junta Accionistas Abril 2010)	431.253	150.939	258.752	60%	1,373

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

	al 30 de Junio de	al 30 de Junio de
ESTADO FLUJO EFECTIVO	2010	2009
	MM$	MM$

A - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA	302.333	226.255
Cargos (abonos) a resultados que no significan movimiento de efectivo	(494.376)	(356.954)
Depreciaciones y amortizaciones	24.933	22.586
Deterioro de activo fijo	3.702	-
Provisiones por activos riesgosos	141.678	206.625
Provisión ajuste a valor de mercado de inversiones	(29.926)	(41.227)
Utilidad por inversiones en sociedades	(343)	(766)
Utilidad en venta de bienes recibidos en pago	1.698	2.242
Utilidad en venta de participación en otras sociedades	(1.847)	(1.852)
Utilidad en venta de activos fijos	(13.195)	(208)
Castigo de bienes recibidos en pago	1.548	3.033
Ingresos netos por intereses	(472.180)	(413.884)
Ingresos netos comisiones	(127.509)	(124.776)
Cambios en los activos y pasivos por impuestos diferidos	(22.935)	(8.727)
Aumento/disminución de activos y pasivos de operación	(170.954)	420.529
Disminución (aumento) de créditos y cuentas por cobrar a clientes	(871.161)	1.203.551
Disminución (aumento) de inversiones financieras	536.934	251.319
Disminución (aumento) por contratos de retrocompra (activos)	5.000	13.212
Disminución (aumento) de adeudados por bancos	(18.067)	36.693
Disminución de bienes recibidos o adjudicados en pago	10.348	15.252
Aumento de acreedores en cuentas corrientes	512.518	110.027
Aumento (disminución) de depósitos y otras captaciones a plazo	49.681	(1.471.377)
Aumento de obligaciones con bancos del país	-	-
Aumento (disminución) de otras obligaciones a la vista o a plazo	66.371	42.505
Aumento de obligaciones con bancos del exterior	78.088	(282.280)
Disminución de obligaciones con el Banco Central de Chile	(342)	(928)
Aumento por contratos de retrocompra (pasivos)	(991.494)	(50.955)
Disminución de otros pasivos de corto plazo	(2.583)	13.810
Aumento neto de otros activos y pasivos	(125.914)	174.252
Emisión de letras de crédito	-	4.506
Rescate de letras de crédito	(71.721)	(52.544)
Emisión de bonos corrientes	426.794	194.966
Rescate de bonos corrientes y pago de intereses	(156.273)	(11.562)
Emisión de bonos subordinados	12.682	6.380
Rescate de bonos subordinados y pago de intereses	(17.140)	(24.697)
Intereses y reajustes percibidos	481.545	305.661
Intereses y reajustes pagados	(178.760)	(144.753)
Dividendos recibidos de inversiones en sociedades	954	790
Comisiones percibidas	161.967	155.840
Comisiones pagadas	(34.458)	(31.064)
Impuestos a la renta	(45.923)	(38.075)
Total flujos originados por actividades operacionales	(362.997)	289.830

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

		al 30 de Junio de	al 30 de Junio de
ESTADO FLUJO EFECTIVO		2010	2009
		MM$	MM$
B - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos		(4.122)	(8.807)
Enajenaciones de activos fijos		14.197	11.252
Adquisiciones de inversiones en sociedades		133	184
Enajenaciones de inversiones en sociedades		-	(79)
Adquisiciones de activos intangibles		(8.033)	(1.962)
Total flujos originados por actividades de inversión		2.175	588

C - FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(258.752)	(213.305)
Aumento de otras obligaciones		-	(11)
Dividendos pagados		(258.752)	(213.295)
Originados por actividades de financiamiento de los minoritarios		-	479
Aumentos de capital		-	5.600
Dividendos y/o retiros pagados		-	(5.121)
Total flujos originados por actividades de finaciamiento		(258.752)	(212.827)

D - EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		(33.957)	47.608
E - VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO		(653.531)	125.199
F - EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		2.236.119	1.048.264
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	1.582.588	1.173.463

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140, piso 1, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquél, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N° 79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N° 61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

a)     Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables emitido por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que, de acuerdo a las disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile AG. (aprobadas por el Consejo Nacional en su sesión del 21 de Diciembre de 2009, emitiendo actualizaciones a los Boletines Técnicos N°79 y N°80), coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables) primarán estos últimos.

Los estados financieros correspondientes al ejercicio terminado al 31 de Diciembre de 2008, han sido los primeros elaborados de acuerdo al Compendio de Normas Contables. Esta normativa incorpora los siguientes aspectos relevantes:

- Importantes cambios en las políticas contables, criterios de valoración y formas de presentación de los estados financieros.
- Un incremento significativo de la información facilitada en las notas a los estados financieros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las notas a los estados financieros contienen información adicional a la presentada en los Estados Intermedios de Situación Financiera Consolidados, en los Estados Intermedios Consolidados de Resultados, Estados Intermedios Consolidados de Resultados Integrales, Estado Intermedio de Cambios en el Patrimonio y en los Estados Intermedios Consolidados de Flujos de Efectivo. En ellas se suministran descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)     Bases de preparación de los Estados Financieros Intermedios Consolidados

Los Estados Financieros Intermedios Consolidados, comprenden la preparación los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 30 de Junio de 2010, 31 de Diciembre de 2009 y al 30 de Junio de 2009, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables emitido por la SBIF.

Los presentes Estados Financieros Intermedios, han sido preparados de acuerdo a las instrucciones descritas en el Capítulo C-2 del Compendio de Normas Contables, que autoriza explícitamente a preparar los estados financieros intermedios de acuerdo con la NIC 34. De acuerdo con NIC 34, se presentan notas explicativas seleccionadas con la intención de poner énfasis en las nuevas actividades, sucesos y circunstancias, y por tanto no se duplica la información publicada previamente.

Entidades controladas (dependientes)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco mediante el método de integración global (línea a línea). De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentado como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estado Intermedio Consolidado de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de su consolidación:

	Porcentaje de Participación
	Al 30 de Junio de			Al 31 de Diciembre de			Al 30 de Junio de
	2010			2009			2009
Sociedades dependientes	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Ltda.	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Entidades Asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de
	2010	2009	2009
Redbank S.A.	33,42%	33,42%	33,42%
Transbank S.A.	32,71%	32,71%	32,71%
Centro de Compensación Automatizado	33,33%	33,33%	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28%	29,28%
Cámara Compensación de Alto Valor S.A.	11,52%	11,52%	11,52%
Administrador Financiero del Transantiago S.A.	20,00%	20,00%	20,00%
Sociedad Nexus S.A.	12,90%	12,90%	12,90%

Entidades de Propósito Especial

De acuerdo al Compendio de Normas Contables, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad N°27 (NIC 27) y el Standard Interpretations Comittee N°12 (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE’s), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

•	Las actividades de las EPEs han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Intermedios Consolidados y de acuerdo a sus necesidades específicas de negocio.
•
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

•	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre un número determinado de entidades, siendo éstas las siguientes:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A principios del año 2009, la sociedad Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco. Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo de 2009.

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuáles el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (coste histórico).

c)     Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio Consolidado de Resultados, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial (EPE), el 100% de su Resultado y Patrimonio es presentado en Interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)     Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de explotación que:

   i.     haya identificado
   ii.    exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera (NIIF) 8 y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.
Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.
El importe absoluto de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los estados financieros.

La información relativa a otras actividades de negocio a los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo a la información presentada, los segmentos del Banco se derivaron producto de las siguientes definiciones:

Segmento de Operación: Un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento y
iii.	en relación con el cual se dispone de información financiera diferenciada.

e)   Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad N°21 (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)    Transacciones en moneda extranjera

De acuerdo al Nuevo Compendio de Normas Contables y de acuerdo con la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, la corrección monetaria es aplicada solamente cuando la moneda funcional de la entidad es una moneda correspondiente a una economía hiperinflacionaria (entendida como una economía con 100% de inflación en 3 años). De acuerdo a la realidad de la economía chilena, ésta no cumple los requerimientos previamente descritos, por lo tanto, no es necesario para el Banco aplicar corrección monetaria.

Por otra parte, el Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 546,05 por US$ 1 al 30 de Junio de 2010 ($ 507,25 por US$ 1 al 31 de Diciembre de 2009 y de $ 533,65 por US$ 1 al 30 de Junio de 2009). Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $547,19 por US$ 1 al 30 de Junio de 2010 ($ 507,10 por US$ 1 al 31 de Diciembre de 2009 y de $ 531,76 por US$ 1 al 30 de Junio de 2009).

Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los Estados Financieros Intermedios Consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

g)   Definiciones y clasificaciones de instrumentos financieros

i.   Definiciones

Un “Instrumento financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, a un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de capital” o de “patrimonio neto” es un negocio jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos financieros híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii. Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de instrumentos para negociación (a valor razonable con cambios en los mismos registrados en el Estado Intermedio Consolidado de Resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-
Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos)” o “a valor razonable con cambios en pérdidas y ganancias”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales (“cuentas de valoración”). Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Intermedio Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

-
Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que las sociedades consolidadas actúan como arrendadoras.

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior.  Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan.  Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-
Operaciones con liquidación en curso:  Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, se difiere el pago de transacciones de compraventa de activos o la entrega de las divisas adquiridas.

-
Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable al igual que los instrumentos adquiridos para negociación.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 07 de los Estados Intermedios de Situación  Financiera Consolidados.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluidos los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluidos los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-
Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-
Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-
Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los instrumentos de inversión son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Intermedio Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

 Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

iv.    Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de negociación (a valor razonable con cambios en pérdidas y ganancias): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-
Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.    Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos, sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 07.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes.

-
Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)    Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Para los instrumentos no valorados por su valor razonable con cambios en pérdidas y ganancias se ajusta con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.     Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.

El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas en operaciones de cobertura de valor razonable se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura.

El “tipo de interés efectivo” es el tipo de actualización que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.    Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, por los pasivos financieros designados como partidas cubiertas en coberturas de valor razonable (o como instrumentos de cobertura) que se valoran a su valor razonable.

iii.   Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado y técnicas de extrapolación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 30 de Junio de 2010 y al 31 de Diciembre de 2009, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.
En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos son datos observables en los mercados.

ii.
En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid –offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.
En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.    Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas, tales como las ganancias/pérdidas realizadas por negociación son incluidas en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-
Los “Instrumentos financieros disponibles para la venta” se registran formando parte del patrimonio neto (Otros resultados integrales) consolidado del Banco hasta tanto no se produce la baja en el Estado Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se registran en el Estado Intermedio Consolidado de Resultados.

-
Las partidas cargadas o abonadas a los rubros “cuentas de valoración – Activos financieros disponibles para la venta” permanecen formando parte del patrimonio neto consolidado del Banco hasta que no se produce la baja en el Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se cancelan contra el Estado Intermedio Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

v.     Operaciones de cobertura

Las entidades consolidadas utilizan los derivados financieros para las siguientes finalidades:
i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:
a.
De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeto la posición o saldo a cubrir (“cobertura de valores razonables”);

b.
De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:
a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.
Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.
En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Intermedio Consolidado de Resultados.

En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio Consolidado de Resultados utilizando como contrapartida los rubros “Ajustes a activos financieros por macro coberturas” o “Ajustes a pasivos financieros por macro coberturas”, según proceda.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

b.
En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra transitoriamente en el rubro de patrimonio “Ajustes por valoración – Coberturas de flujos de efectivo” hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio Consolidado de Resultados, salvo que se incluya en el costo del activo o pasivo no financiero, en el caso de que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros. La variación de valor de los derivados de cobertura por la parte ineficaz de la misma se registra directamente en el Estado Intermedio Consolidado de Resultados.

c.
Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio Consolidado de Resultados, en “Resultado de operaciones financieras”.

Si un derivado asignado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes previamente registrados en el elemento cubierto se imputan a resultados utilizando el método del tipo de interés efectivo recalculado en la fecha que cesa de estar cubierto, debiendo estar completamente amortizado a su vencimiento.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en “cuentas de valoración” de patrimonio neto (mientras la cobertura era efectiva) se continuará reconociendo en dicho capítulo hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en pérdidas y ganancias” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.
Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que las que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.
Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las utilizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

i.
Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.
Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Intermedio de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo. Los dividendos percibidos de otras sociedades se reconocen como ingreso en el momento en que nace el derecho a percibirlos por las entidades consolidadas.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos directamente en el Estado Intermedio Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 22).Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son períodificadas y registradas en el Estado Intermedio Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros, que pueda ser estimado con fiabilidad. Podría no ser posible identificar un único evento que individualmente sea la causa del deterioro.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor actual de los flujos de efectivo estimados, descontados al tipo de interés efectivo.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula por referencia a su valor razonable.

Los activos financieros individualmente significativos son examinados de manera individual para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fuese reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variables, el reverso es reconocido directamente en patrimonio.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que el valor en libros del activo no exceda al monto en libros que habría sido determinado.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente amortización acumulada y, si procede, las pérdidas estimadas que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La amortización se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de amortización.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material exceda de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros en concepto de amortización en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su amortización. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Así mismo, al menos al final del ejercicio, se procede a revisar la vida útil estimada de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio Consolidado de Resultados de ejercicios futuros de la dotación a su amortización en virtud de la nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro coinciden con los descritos en relación con los activos fijos de uso propio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores actuales de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores actuales de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se amortizan con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses” de forma que el rendimiento se mantenga constante a lo largo de la vida de los contratos.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y ventajas que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se amortizan de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el capítulo “Otros gastos generales de administración”.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos del comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio Consolidado de Resultados  como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no pueden ser posteriormente capitalizados.

La estimación de la vida útil del software es de 3 años.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.
Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: Las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que formen parte de las actividades operacionales de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en préstamos de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de créditos aprobados por el Comité de Directores.

De acuerdo con la metodología desarrollada por el Banco, los préstamos se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

El riesgo de los modelos internos utilizados para calcular las provisiones se describen a continuación:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Provisiones para las evaluaciones individuales de las colocaciones comerciales

El Banco asigna una categoría de riesgo para cada deudor y sus respectivos préstamos. Además, considera los siguientes factores de riesgo en el análisis: la industria o el sector, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

El Banco asigna una de las siguientes categorías de riesgo de cada préstamo del deudor:

i.	Las clasificaciones A1, A2 y A3, corresponden a los deudores sin aparente riesgo de crédito.
ii.	La clasificación B corresponde a los deudores con algún riesgo de crédito, pero no aparenta deterioro de la capacidad de pago.
iii.	Las clasificaciones C1, C2, C3, C4, D1 y D2 corresponden a los deudores cuyos préstamos se han deteriorado.

Para los préstamos clasificados como A1, A2, A3 y B, el Comité de Directores del Banco está autorizado para determinar los niveles de provisiones. El Banco asigna un determinado nivel de riesgo para cada deudor. Por lo tanto, los deudores con las mismas categorías podrían tener diferentes niveles de riesgo.

Para los préstamos clasificados en las categorías C1, C2, C3, C4, D1 y D2, el Banco debe mantener los siguientes niveles de reservas:

Clasificación	Rango de pérdida estimada	Provisión

C1	Hasta 3%	2%

C2	Más de 3% hasta 19%	10%

C3	Más de 19% hasta 29%	25%

C4	Más de 29% hasta 49%	40%

D1	Más de 49% hasta 79%	65%

D2	Más de 79%	90%

En estas categorías se ubican los deudores con capacidad de pago insuficiente en las situaciones previsibles. Las categorías que se indican corresponden a un encasillamiento basado en el nivel de pérdida esperado de créditos comerciales y operaciones de leasing comercial del cliente en su conjunto, cuantificado de acuerdo a la metodología utilizada por el Banco.

Para efectos de constituir las provisiones, se aplica sobre los créditos el porcentaje asociado al rango de porcentajes de pérdida estimada.

Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la pérdida estimada de los créditos, mediante la clasificación de la cartera de colocaciones usando uno de los dos siguientes modelos:

ii.
El modelo basado en las características de los deudores y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

iii.
El modelo basado en el comportamiento de un grupo de colocaciones. Colocaciones con historial de pago análogos y similares características serán agrupados y a cada grupo se le asignará un nivel de riesgo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:
Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Banco Santander Chile, utiliza metodologías de provisiones para la cartera definida como Grupal, donde incluye créditos comerciales para deudores no carterizados, créditos hipotecarios y consumo (incluyendo cuotas, tarjetas y líneas). El modelo utilizado aplica  tasas de pérdidas históricas por segmento y perfil de riesgo sobre los créditos y cuentas por cobrar a clientes correspondientes a cada cartera para su respectiva constitución de provisiones.

El modelo de provisiones de la cartera de consumo segmenta la cartera en cuatro grupos, construyendo un modelo para cada uno de ellos:

•	Clientes normales nuevos.
•	Clientes normales antiguos.
•	Clientes renegociados nuevos.
•	Clientes renegociados antiguos.

Cada modelo es segmentado por perfil de riesgo, los cuales permiten diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada; cuyo método de perfilamiento se establece en base a un método de construcción estadístico conocido como “scorecards”, estableciendo una relación  a través de una regresión logística entre variables tales como; morosidad, comportamiento externos, variable socio-demográficas, etcétera y una variable de respuesta que determina el riesgo del cliente, en este caso mora superior a 90 días. Una vez estimados los “scorecards” se establecen perfiles comunes relacionados a un orden lógico, bondad estadística y diferenciación de las tasas de pérdidas o vintage de castigos.

Las tasas de pérdidas se definen a través de metodología “Vintage de Castigos Netos” (castigos netos de recuperos); es decir, se establece el periodo donde se maximiza o estabiliza las perdidas de las distintas “camadas” por cada uno de los modelos. Una vez obtenido el periodo de estabilización, se aplica a cada perfil de cada modelo para obtener la tasa de castigo asociada a dicho periodo.

En el caso de los modelos comerciales grupales e hipotecarios, se utilizan segmentos de negocio, perfiles de riesgo y tramos de morosidad, constituyendo una matriz donde se alojan las tasas de pérdidas para cada combinación de segmento, perfil, y morosidad; ya sea para la cartera comercial o hipotecaria. Las tasas de pérdidas se elaboran a través de medias históricas y estimaciones estadísticas  dependiendo del segmento y de la cartera o producto.

Provisiones de colocaciones para vivienda y de consumo

Las provisiones para colocaciones para vivienda y de consumo están directamente relacionadas con la madurez de las colocaciones.

A todos los créditos de consumo e hipotecarios se les asigna un rating según base individual utilizando un modelo estadístico automático y sofisticado que también considera el comportamiento de crédito de los deudores. Una vez que el rating del cliente es determinado, la provisión del préstamo hipotecario o de consumo es calculada usando una categoría de riesgo y un porcentaje relacionado, el cual dependerá de su madurez.

Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, solamente para cubrir riesgos específicos que han sido autorizados por el Comité de Directores.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aún cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la SBIF.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos deberán contabilizarse siempre con cargo las provisiones por riesgo de crédito constituidas de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera que sea la causa por la cual se procede al castigo.

A partir del presente año, los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

El plazo corresponde al tiempo transcurrido desde la fecha en la cual pasó a ser exigible el pago de toda o parte de la obligación que se encuentre en mora.

Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio Consolidado de Resultados como Recuperaciones de créditos castigados.

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas directamente en resultados y presentadas en el Estado Intermedio Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado Financiera cuando se cumplen los siguientes requisitos en forma copulativa:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

i.	Es una obligación actual como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.
Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.
Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.
Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.
Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones (que se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable) se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal.
-	Provisión para dividendos mínimos.
-	Provisiones por riesgo de créditos contingentes.
-	Provisiones por contingencias.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

r)	Impuesto a la renta e impuestos diferidos

El gasto por impuesto sobre beneficios del ejercicio se calcula mediante la suma del impuesto corriente que resulta de la aplicación del correspondiente tipo de gravamen sobre la base imponible del ejercicio (después de aplicar las deducciones que fiscalmente son admisibles) y de la variación de los activos y pasivos por impuestos diferidos que se reconozcan en la cuenta de pérdida y ganancia consolidada.

Los activos y pasivos por impuesto diferidos incluyen las diferencias  temporarias que se identifican como aquellos importes que se prevén pagaderos o recuperables por las diferencias entre el valor en libros de los elementos patrimoniales y sus correspondientes valores tributarios, así como las bases imponibles negativas pendientes de compensación y los créditos por deducciones fiscales no aplicadas fiscalmente. Dichos importes se registran aplicando a la diferencia temporaria que corresponda el tipo de gravamen al que se espera recuperarlos o liquidarlos.

Al 31 de Junio de 2010, el banco ha reconocido activos por impuestos diferidos, como la administración ha determinado que es probable que los beneficios tributarios estén disponibles contra las diferencias temporales de las pérdidas fiscales que puedan ser utilizados al final de cada período.

Los efectos del impuesto diferido por las diferencias temporales entre la base imponible y los saldos en libros se registran sobre base devengada, de acuerdo con la NIC 12.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados.  Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser comprado o vendido, o en el caso de un pasivo podría ser incurrido o liquidado en una transacción corriente entre partes dispuestas, más que en una liquidación o venta forzada.  Cuando los precios de mercado en mercados activos están disponibles éstos son utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco estima aquellos valores como valores basados en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por préstamos de acuerdo a la regulación emitida por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, éstas deben ser evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de préstamos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por pérdida de préstamos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio Consolidado de Resultados. Los préstamos son castigados cuando la administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos.  Las revisiones de las estimaciones contables son reconocidas en el período  en que la estimación es revisada y en cualquier período futuro afectado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

- Las pérdidas por deterioros de determinados activos (Notas 08, 09 y 10)
- La vida útil de los activos materiales e intangibles (Notas 11, 12 y 29)
- El valor razonable de activos y pasivos (Notas 06, 07, 10 y 32)
- Compromisos y contingencias (Nota 19)
- Impuestos corrientes e impuestos diferidos (Nota 13)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro en grupo de enajenación es primero asignado al fondo de comercio y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los activos de beneficios a los empleados y la propiedad de inversión que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente)  menos sus respectivos costos de ventas asociados.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos.  Al 31 de Diciembre de 2009 se determinó un costo de venta (costo para mantenerlo y enajenarlo) promedio estimado de un 5,9% sobre el valor de tasación, al 30 de Junio de 2009, el costo de venta  promedio vigente es de un 6,5%.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación.  En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son venidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido al Banco en un ejercicio entre el número promedio ponderado de las acciones en circulación durante ese período.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 30 de Junio de 2010 y 2009 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas.

y)	Beneficios al personal

i.	Planes de beneficios definidos:

El banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Intermedio de Situación Financiera Consolidado Financiera (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor actual de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiera en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.

-
Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Si el Banco puede exigir a las entidades aseguradoras el pago de una parte o de la totalidad del desembolso requerido para cancelar una obligación por prestación definida, resultando prácticamente cierto que dicho asegurador vaya a rembolsar alguno o todos los desembolsos exigidos para cancelar dicha obligación, pero la póliza de seguro no cumple las condiciones para ser un activo del plan, el Banco registra su derecho al reembolso en el activo del Estado Intermedio de Situación Financiera Consolidado en el ítem “Otros Activos” que, en los demás aspectos, se trata como un activo del plan.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Intermedio Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor actual de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Intermedio Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Intermedio Consolidado de Resultados de la siguiente forma:

-
El costo de los servicios del período corriente (entendido como el incremento del valor actual de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados) en el rubro “Remuneraciones y gastos del personal”.

-
El costo por intereses (entendido como el incremento producido en el ejercicio del valor actual de las obligaciones como consecuencia del paso del tiempo). Cuando las obligaciones se presentan en el pasivo del Estado Intermedio de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Intermedio Consolidado de Resultados corresponde exclusivamente a las obligaciones registradas en el pasivo.

-
El rendimiento esperado de los activos asignados a la cobertura de los compromisos y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.

-	La amortización de las pérdidas y ganancias actuariales en aplicación del tratamiento de la “banda de fluctuación”, y del costo de los servicios pasados no reconocidos.

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

ii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

z)	Estado Consolidado de Cambios en el Patrimonio

El Estado Consolidado de Cambios en el Patrimonio se presentan todos los movimientos ocurridos en el patrimonio neto, incluidos los que tienen su origen en cambios en los criterios contables y en correcciones de errores. Este estado muestra, por tanto, una conciliación del valor en libros al comienzo y al final del ejercicio de todas las partidas que forman el patrimonio neto consolidado, agrupando los movimientos ocurridos en función de su naturaleza en las siguientes partidas:

i.
Ajustes por cambios en criterios contables y corrección de errores: que incluye los cambios en el patrimonio neto consolidado que surgen como consecuencia de la reexpresión retroactiva de los saldos de los estados financieros con origen en cambios en los criterios contables o en la corrección de errores.

ii.	Ingresos y gastos reconocidos en el ejercicio: recoge, de manera agregada, el total de las partidas registradas en el Estado Intermedio Consolidado de Resultados reconocidos anteriormente indicadas.

aa)	Estado Intermedio Consolidado de Resultados Integrales

En este estado se presentan los ingresos y gastos generados por el Banco como consecuencia de su actividad durante el ejercicio, distinguiendo aquellos registrados como resultados en el Estado Intermedio Consolidado de Resultados del ejercicio y los otros ingresos y gastos registrados directamente en el patrimonio neto consolidado.

Por lo tanto, en este estado se presenta:

i.	El resultado consolidado del ejercicio.

ii.	El importe neto de los ingresos y gastos reconocidos transitoriamente como ajustes por valoración en el patrimonio neto consolidado.

iii.	El importe neto de los ingresos y gastos reconocidos definitivamente en el patrimonio neto consolidado.

iv.
El impuesto a la renta devengado por los conceptos indicados en las letras b) y c) anteriores, salvo para los ajustes por valoración con origen en participaciones en empresas asociadas o multigrupo valoradas por el método de la participación, que se presentan en términos netos.

v.
El total de los ingresos y gastos consolidados reconocidos, calculados como la suma de las letras anteriores, mostrando de manera separada el importe atribuido a la entidad dominante y el correspondiente a intereses minoritarios.

ab)	Nuevos pronunciamientos contables

i.	Circulares SBIF:

En Julio del 2009, la SBIF emitió la Circular N° 3.476, que suspendió la aplicación de los modelos internos para la determinación de las provisiones relativas a deudores evaluados individuales, los que podrán aplicarse solo a partir del año 2012, previa autorización de dicho organismo. A su vez, la Circular N° 3.489 instruyó que, esta modificación junto con nuevas categorías de riesgo y los nuevos porcentajes de provisión, aplicables a los deudores evaluados individualmente se deberán comenzar a aplicar a partir del mes de Julio de 2010. El efecto acumulado de estos cambios, se deberá registrar dentro de los resultados del ejercicio que se presentan en el Estado Intermedio Consolidado de Resultados. De acuerdo a las estimaciones realizadas por la Administración, el efecto de estos cambios normativos, netos de impuestos diferidos, serían aproximadamente MM$ 70.716.

Cabe Destacar que en Junio de 2010, se emitió la Circular N°3.502 instruyendo que se deben mantener hasta el cierre del presente ejercicio las normas transitorias de provisiones en aplicación y establecer a la vez, hasta fines del presente año, una provisión mínima de un 0,5%  para la parte normal de la cartera evaluada en base individual.  La Administración se encuentra analizando el impacto que genera la mantención de esta norma transitoria.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.          Pronunciamientos del IASB

Pronunciamientos IASB	Aplicación
Revisión NIC 24, Desglose de partes relacionadas	Períodos anuales iniciados el 01 de Enero de 2011
CINIIF 19, Cancelación de pasivos financieros con instrumentos de patrimonio	Períodos anuales iniciados el 01 de Julio de 2010
NIIF 9, Clasificación y medición	Períodos anuales iniciados el 01 de Julio de 2013

La importancia de cada uno de estos pronunciamientos por aplicar, se explican a continuación:

1.	Modificación NIC 32 Clasificación derechos sobre acciones.

Esta modificación es relativa a la clasificación de derechos emitidos para adquirir acciones (derechos, opciones o warrants) denominados en moneda extranjera. Conforme a esta modificación cuando estos derechos son para adquirir un número fijo de acciones por un importe fijo son instrumentos de patrimonio, independientemente de en qué moneda esté denominada esa cantidad fija y siempre que se cumplan otros requisitos que exige la norma.

La Administración no tiene instrumentos emitidos de estas características por lo que esta modificación no tendrá impacto alguno.

2.	NIC24 Revisión-Desgloses de partes relacionadas.

Esta revisión de NIC 24 trata los desgloses a realizar sobre las partes relacionadas en los estados financieros. Hay dos novedades básicas, una de ellas introduce una exención parcial sobre ciertos desgloses cuando la relación de vinculación se produce por ser entidades dependientes o relacionadas con el Estado (o institución gubernamental equivalente) y se revisa la definición de parte relacionada clarificándose  algunas relaciones que anteriormente no eran explícitas en la norma.

La Administración ha analizado el impacto de esta modificación y estima que no supondrá ningún cambio en las partes relacionadas actualmente definidas por la Administración.

3.	CINIIF 19 Cancelación de deuda con instrumentos de patrimonio.

Esta interpretación aborda el tratamiento contable desde el punto de vista del deudor de la cancelación  total o parcial de un pasivo financiero mediante la emisión de instrumentos de patrimonio a su prestamista. La interpretación no aplica en este tipo de operaciones cuando las contrapartes en cuestión son accionistas o vinculados y actúan como tal,  ni cuando la permuta de deuda por instrumentos de patrimonio ya estaba prevista en los términos del contrato original.  En este caso la emisión de instrumentos de patrimonio se mediría a su valor razonable en la fecha de cancelación del pasivo y cualquier diferencia de este valor con el valor contable del pasivo se reconocería en el Estado Intermedio Consolidado de Resultados.

La Administración estima que esta interpretación no supondrá un cambio en las políticas contables.

4.	NIIF 9 Clasificación y Medición

Esta norma eventualmente reemplazará por completo a la actual NIC 39.  Entre otros cambios, se contempla la eliminación de las categorías de “instrumentos financieros disponibles para la venta” y “mantenidos hasta el vencimiento”.

La Administración se encuentra actualmente evaluando el impacto que supondrá la aplicación de esta nueva norma. Sin embargo, la SBIF aún no ha autorizado el uso de esta norma.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°02 - CAMBIOS CONTABLES:

La Circular N°3.489, emitida el 29 de Diciembre de 2009, introduce cambios en varios capítulos del Compendio de Normas Contables de la SBIF.

Entre otros cambios señala que, a contar del mes de enero de 2010, el Banco debe complementar  la base sobre la cual se determinan las provisiones  por insolvencia relativas a operaciones  contingentes, incluyendo ahora también las líneas de crédito de libre disposición, otros créditos contingentes y otros compromisos de crédito.  A su vez, deberá aplicar también los cambios en la exposición de riesgo aplicables a los créditos contingentes, que figuran en el capítulo  B-3 del Compendio de Normas Contables de la SBIF.  El efecto acumulado de estos cambios se deberá registrar en el patrimonio (utilidades retenidas) del Estado Intermedio de Situación Financiera Consolidado.  El impacto de este cambio fue de MM$ 63.448 (Aproximadamente MM$ 52.662, netos de impuestos diferidos) imputados contra patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°03 - HECHOS RELEVANTES:

Al 30 de Junio de 2010, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)   Directorio:

En Junta General Ordinaria de Accionistas celebrada el 27 de Abril de 2010 se reúnen bajo la Presidencia de don Mauricio Larraín Garcés (Presidente), Jesús María Zabalza Lotina (Primer Vicepresidente), Oscar von Chrismar Carvajal (Segundo Vicepresidente), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Vittorio Corbo Lioi,, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente) y Juan Manuel Hoyos Martínez de Irujo (Director Suplente ). Además asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

Al 30 de Junio de 2010 no se han producido cambios en el directorio.

Destino de la Utilidad y Reparto de Dividendos

Como se ha expresado en la presente junta, las utilidades líquidas del ejercicio correspondiente al año 2009 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”, según las nuevas normas contables IFRS), ascendieron a $ 431.253.139.805. Se aprueba distribuir el 60% de dichas utilidades, la cual dividida por el número de acciones emitidas, corresponde a un dividendo de $1,37308147 por cada acción, el que se comenzó pagar a partir del día 28 de abril de 2010. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar las reservas del Banco.

b)   Emisión de Bonos Bancarios año 2010

Durante el año 2010 el Banco emitió Bonos Bancarios por un total de UF 9.000.000, los cuales corresponden al siguiente detalle.

b.1)   Bonos Corrientes año 2010

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F7	UF	3.000.000	(i)	4,5 años	3,3 % anual simple	01/11/2009	01/05/2014
F8	UF	3.000.000	(ii)	4,5 años	3,6 % anual simple	01/01/2010	01/07/2014
F9	UF	3.000.000	(iii)	5 años	3,7 % anual simple	01/01/2010	01/01/2015
Total	UF	9.000.000
Bono Flotante	USD	500.000.000	(iv)	2 años	Libor (3 meses) + 125 bp	15/ 04/ 2010	12/ 04/ 2012
Total	USD	500.000.000

(i) Con fecha 01 de Noviembre 2009, se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos bancarios correspondiente denominada Serie F7, por un monto total de UF 3.000.000, De este Bono, se han realizado colocaciones por UF 3.000.000 en el presente ejercicio, cubriéndose la total de la emisión.

(ii) Al cierre de Junio de 2010, se han realizado colocaciones por UF 3.000.000 cubriéndose el total de la emisión de la Serie F8.

(iii) Al cierre de Junio de 2010, se han realizado colocaciones por UF 102.000 en el presente ejercicio quedando  un valor nominal sin colocar de UF 2.898.000 de la emisión de la Serie F9

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°03 - HECHOS RELEVANTES, continuación:

(iv) Bono Senior por USD 500.000.000, a una tasa flotante con vencimiento al 12 de Abril del 2012, el Bono fue concretado en una colocación privada a compradores institucionales calificados de conformidad con la Regla 144A de la Securities Act de 1933, modificada (la "Securities Act").Esta emisión obtuvo una clasificación de Aa3 (stable) /A + (stable) y es el primero de este tipo de mercados emergentes cursado desde el inicio de la crisis financiera.
.
b.2)   Bonos Subordinados año 2010

Durante el año 2010, el Banco no ha colocado bonos Subordinados en el Mercado.

c) Venta de Sucursales

Durante el mes de Abril Banco Santander Chile vendió 5 Sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 4.927, su precio de venta fue por un total de MM$ 11.546, generando una utilidad de MM$ 6.620 incluida en el rubro otros ingresos operacionales.

Durante el mes de Junio Banco Santander Chile vendió 11 Sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 8.138, su precio de venta fue por un total de MM$ 14.494, generando una utilidad de MM$ 6.355, incluida en el rubro otros ingresos operacionales.

d) Cambios de Razón Social:

Durante 2010 la siguiente sociedad  filial cambio su respectiva Razón Social:

Con fecha 31 de Marzo de 2010 en Junta General Extraordinaria de Accionistas, se acuerda unánimemente transformar a Santander S.A. Agente de Valores sociedad anónima, en una sociedad de responsabilidad limitada pasando a denominarse Santander Agente de Valores Limitada.

e) Cesión de Créditos Castigados:

Con fecha 10 de Marzo Banco Santander firma acuerdo de cesión de créditos castigados con Inversiones Santa Alicia S.A. al 30 de Junio se han realizado las siguientes ventas de carteras que se detallan a continuación;

Con fecha 29 de Abril se procedió a la firma del contrato de la venta Cartera de Flujo del mes de Marzo, procediéndose en el mismo acto al pago respectivo. El valor nominal de la cartera de colocaciones que fue castigada era de MM$ 29.376 y el valor de venta  fue por MM$ 1.909. Por los pagos recibidos el Banco hasta la fecha en la cual dicha cartera se desactiva (primer día hábil del mes), efectuó una provisión de acuerdo a las estimaciones de recuperación esperada de ella por MM$ 225.

Con fecha 24 de Mayo  se procedió a la firma del contrato de la venta Cartera de Flujo del mes de Abril, procediéndose en el mismo acto al pago respectivo. El valor nominal de la cartera de colocaciones que fue castigada era de MM$ 9.372 y el valor de venta  fue por MM$ 609. Por los pagos recibidos el Banco hasta la fecha en la cual dicha cartera se desactiva (primer día hábil el mes), efectuó una provisión de acuerdo a las estimaciones de recuperación esperada de ella por MM$ 26.

Con fecha 22 de Junio se procedió a la firma del contrato de la venta Cartera de Flujo del mes de Abril, procediéndose en el mismo acto al pago respectivo. El valor nominal de la cartera de colocaciones que fue castigada era de MM$ 8.245 y el valor de venta  fue por MM$ 536. Por los pagos recibidos el Banco hasta la fecha en la cual dicha cartera se desactiva (primer día hábil el mes), efectuó una provisión de acuerdo a las estimaciones de recuperación esperada de ella por MM$ 105.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco. No obstante, la valorización y clasificación de los activos, pasivos y resultados de cada segmento considera los criterios contables señalados en Nota 01 d) de los estados financieros consolidados.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000, los cuales reciben servicios por medio de Santander Banefe.  Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000.  Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200.  Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

b.	Inmobiliaria
Este segmento también incluye todas las compañías en el sector inmobiliario. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

Agrupa a todas las empresas inmobiliarias del sector que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca Mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad.  El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones.  Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra.

Así, la presente revelación entrega información sobre cómo el Banco se gestiona al 30 de Junio de 2010. En cuanto a la información correspondiente al año anterior (2009), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

En concreto, a partir del 01 de Enero de 2010 los segmentos de Individuos, PYMEs, Institucional y Empresas ahora componen la Banca Comercial con reporte directo al Gerente General. El segmento de Global Banking and Markets quedó con reporte al Vicepresidente Ejecutivo de la organización.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios por los períodos terminados a Junio 2010 y Junio 2009, como los saldos correspondientes a créditos y cuentas por cobrar a clientes al 30 de Junio de 2010 y al 31 de Diciembre de 2009:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Junio de 2010
	Crédito Cuentas por Cobrar Clientes	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	303.345	130.891	46.355	615	(40.090)	(73.746)	64.025
Santander Banefe	17.865	25.373	7.724	3	(17.097)	(16.512)	(509)
Banca Personas	285.480	105.518	38.631	612	(22.993)	(57.234)	64.534
PYMEs	66.285	49.213	8.629	1.820	(12.353)	(17.316)	29.993
Institucionales	17.901	5.115	669	573	(185)	(2.624)	3.548

Empresas	75.797	31.117	5.967	4.380	(3.572)	(9.058)	28.834
Empresas	69.390	14.305	2.866	1.934	(4.533)	(4.271)	10.301
Grandes Empresas	(10.508)	12.605	2.381	2.179	185	(3.650)	13.700
Inmobiliaria	16.915	4.207	720	267	776	(1.137)	4.833
Banca Comercial	463.328	216.336	61.620	7.388	(56.200)	(102.744)	126.400

Global banking and markets	67.890	11.991	6.168	15.384	(472)	(7.673)	25.398
Corporativa	60.882	11.313	5.970	-	(472)	(2.917)	13.894
Tesorería	7.008	678	198	15.384	-	(4.756)	11.504
Otros	1.454	14.455	(2.630)	2.269	720	(7.570)	7.244

Totales	532.672	242.782	65.158	25.041	(55.952)	(117.987)	(159.042)
Otros ingresos operacionales							19.951
Otros gastos operacionales							(17.648)
Resultado por inversiones en sociedades							223
Impuesto a la renta							(24.163)
Utilidad (pérdida) consolidada del ejercicio							137.405

(1)	Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Junio de 2009
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	135.497	41.362	410	(70.840)	(68.965)	37.464
Santander Banefe	29.799	7.360	6	(23.802)	(17.432)	(4.069)
Banca Personas	105.698	34.002	404	(47.038)	(51.533)	41.533
PYMEs	52.174	9.591	2.575	(17.366)	(15.202)	31.772
Institucionales	4.730	502	51	(121)	(1.718)	3.444

Empresas	36.510	5.924	2.917	(5.608)	(8.054)	31.719
Empresas	16.849	2.725	1.004	(2.533)	(3.587)	14.458
Grandes Empresas	15.023	2.584	1.822	(3.719)	(3.216)	12.494
Inmobiliaria	4.638	645	91	644	(1.251)	4.767
Banca Comercial	228.911	57.409	5.953	(93.935)	(93.939)	104.399

Global banking and markets	(4.784)	5.837	7.191	(1.025)	(6.841)	378
Corporativa	13.754	5.969	-	(1.025)	(3.300)	15.398
Tesorería	(18.538)	(132)	7.191	-	(3.541)	(15.020)
Otros	2.484	(101)	16.512	(1.077)	(3.319)	14.499

Totales	226.611	63.145	29.656	(96.037)	(104.099)	119.276
Otros ingresos operacionales						2.928
Otros gastos operacionales						7.821
Resultado por inversiones en sociedades						440
Impuesto a la renta						(21.816)
Utilidad (pérdida) consolidada del ejercicio						108.649

(1)	Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el período de 06 meses terminado al 30 de Junio de 2010
	Crédito Cuentas por Cobrar Clientes	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	7.715.031	260.833	89.909	1.083	(82.964)	(140.766)	128.095
Santander Banefe	629.494	51.009	15.587	5	(31.813)	(31.024)	3.764
Banca Personas	7.085.537	209.824	74.322	1.078	(51.151)	(109.742)	124.331
PYMEs	2.210.170	97.017	17.541	3.184	(28.292)	(33.053)	56.397
Institucionales	330.980	9.795	1.256	1.212	(253)	(4.923)	7.087

Empresas	2.983.741	63.139	12.404	7.266	(14.259)	(16.417)	52.133
Empresas	1.213.826	28.456	5.641	3.074	(6.395)	(7.870)	22.906
Grandes Empresas	1.293.173	26.360	5.257	3.761	(9.278)	(6.494)	19.606
Inmobiliaria	476.742	8.323	1.506	431	1.414	(2.053)	9.621
Banca Comercial	13.239.922	430.784	121.110	12.745	(125.768)	(195.159)	243.712

Global banking and markets	1.347.855	21.949	11.556	35.800	(643)	(15.715)	52.947
Corporativa	1.340.847	23.120	12.042	-	(643)	(5.743)	28.776
Tesorería	7.008	(1.171)	(486)	35.800	-	(9.972)	24.171
Otros	36.233	19.447	(5.157)	6.069	272	(11.112)	9.519

Totales	14.624.010	472.180	127.509	54.614	(126.139)	(221.986)	306.178
Otros ingresos operacionales							26.016
Otros gastos operacionales							(30.204)
Resultado por inversiones en sociedades							343
Impuesto a la renta							(45.923)
Utilidad (pérdida) consolidada del ejercicio							256.410

(1)	Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el período de 06 meses terminado al 30 de Junio de 2009
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	272.166	81.481	1.100	(137.133)	(133.860)	83.754
Santander Banefe	60.409	13.993	11	(45.619)	(30.596)	(1.802)
Banca Personas	211.757	67.488	1.089	(91.514)	(103.264)	85.556
PYMEs	106.332	20.120	5.042	(38.681)	(29.275)	63.538
Institucionales	9.738	979	378	(34)	(3.382)	7.679

Empresas	74.279	11.719	8.710	(9.179)	(15.354)	70.175
Empresas	33.108	5.751	4.281	(2.990)	(6.981)	33.169
Grandes Empresas	31.464	4.780	4.297	(6.917)	(6.038)	27.586
Inmobiliaria	9.707	1.188	132	728	(2.335)	9.420
Banca Comercial	462.515	114.299	15.230	(185.027)	(181.871)	225.146

Global banking and markets	(45.331)	10.403	43.829	(1.071)	(14.143)	(6.313)
Corporativa	33.660	10.814	-	(1.071)	(6.311)	37.092
Tesorería	(78.991)	(411)	43.829	-	(7.832)	(43.405)
Otros	(3.300)	74	39.412	(873)	(6.373)	28.940

Totales	413.884	124.776	98.471	(186.971)	(202.387)	247.773
Otros ingresos operacionales						5.426
Otros gastos operacionales						(27.710)
Resultado por inversiones en sociedades						766
Impuesto a la renta						(38.075)
Utilidad (pérdida) consolidada del ejercicio						188.180

(1)	Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)       El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 30 Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	358.801	418.987
Depósitos en el Banco Central de Chile	390.579	988.978
Depósitos bancos nacionales	241	255
Depósitos en el exterior	649.260	635.238
Subtotales efectivo y depósitos en bancos	1.398.881	2.043.458

Operaciones con liquidación en curso netas	183.707	192.660

Totales efectivo y equivalente de efectivo	1.582.588	2.236.118

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)      Operaciones con liquidación en curso

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	183.105	206.454
Fondos por recibir	303.809	261.680
Subtotales	486.914	468.134

Pasivos
Fondos por entregar	303.207	275.474
Subtotales	303.207	275.474

Operaciones con liquidación en curso netas	183.707	192.660

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	698.943	667.703
Pagarés del Banco Central de Chile	15.941	63.868
Otros instrumentos del Estado y del Banco Central de Chile	46.206	29.806
Subtotales	761.090	761.377

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	11	11
Bonos de bancos del país	26.191	-
Bonos de otras empresas del país	25.114	-
Otros instrumentos emitidos en el país	-	-
Subtotales	51.316	11

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	48	37.151
Fondos administrados por terceros	-	-
Subtotales	48	37.151

Totales	812.454	798.539

Dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos bajo acuerdo de retrocompra con clientes e instituciones financieras al 30 de Junio de 2010,  al 31 de Diciembre de 2009 existen papeles vendidos bajo acuerdo de retrocompra con clientes e instituciones financieras por MM$ 506.127.

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009 bajo instrumentos de otras instituciones nacionales y extranjeras no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Los pactos de retrocompra tienen un vencimiento de 40 días al 31 de Diciembre de 2009.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 30 de Junio de 2010 y al 31 de Diciembre de 2009, mantiene la siguiente cartera de instrumentos derivados:

	Al 30 de Junio de 2010
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a un año	Más de un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	92.467	440.806	6.808	1.173
Swaps de tasas de interés	-	229.356	295.358	46.340	195
Swaps de monedas y tasas	-	-	-	-	-
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	321.823	736.164	53.148-	1.368

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	212.413	925.295	344.012	59.507	8.168
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	212.413	925.295	344.012	59.507	8.168

Derivados de negociación
Forwards de monedas	8.917.988	8.096.436	779.916	241.776	199.575
Swaps de tasas de interés	2.638.947	5.421.996	10.755.992	281.491	365.257
Swaps de monedas y tasas	659.884	2.566.311	9.825.464	892.746	672.819
Opciones call de monedas	40.542	50.150	-	1.949	678
Opciones call de tasas	155	47.203	76.630	216	1.458
Opciones put de monedas	33.198	16.655	-	56	544
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	133.574	-	-	335	680
Subtotales	12.424.288	16.199.111	21.438.002	1.418.569	1.241.011

Totales	12.363.701	17.446.229	22.518.178	1.531.224	1.250.547

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2009
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a un año	Más de un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	86.963	580.132	2.446	3.794
Swaps de monedas y tasas	-	26.079	583.035	16.972	805
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	113.042	1.163.167	19.418	4.599

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	51.993	582.830	73.551	4.741	52.301
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	51.993	582.830	73.551	4.741	52.301

Derivados de negociación
Forwards de monedas	6.533.147	4.195.874	587.541	199.665	184.112
Swaps de tasas de interés	2.418.161	4.240.574	9.618.573	243.965	330.975
Swaps de monedas y tasas	887.942	1.594.972	9.880.693	922.498	772.959
Opciones call de monedas	34.341	22.107	-	203	43
Opciones call de tasas	122	5.189	39.900	281	595
Opciones put de monedas	33.198	15.487	-	3.083	3.232
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	29.320	-	-	24	90
Subtotales	9.936.231	10.074.203	20.126.707	1.369.719	1.292.006

Totales	9.988.224	10.770.075	21.363.425	1.393.878	1.348.906

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 30 de Junio de 2010 y al 31 de Diciembre de 2009, separado por plazo al vencimiento:

	Al 30 de Junio de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	-	-
Bonos corporativos	-	11.740	-	-
Bonos corrientes o senior	-	436.840	-	-
Bonos subordinados	-	-	163.815	-
Créditos Corfo	-	-	25.000	17.191
Créditos interbancarios	174.751	-	-	-
Depósito a plazo	147.072	4.640	-	-
Letras hipotecarias	-	-	-	76.938

Totales	321.823	453.220	188.815	94.129

Instrumento de cobertura
Interest rate swap	77.467	393.975	-	-
Call money swap	15.000	4.640	25.000	17.191
Cross currency swap	229.356	54.605	163.815	76.938

Totales	321.823	453.220	188.815	94.129

	Al 31 de Diciembre de 2009
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	10.320	37.173
Bonos Banco Central de Chile UF (BCU)	-	83.113	57.911	31.588
Bonos corporativos	-	-	10.906	-
Bonos corrientes o senior	-	405.800	-	-
Bonos subordinados	-	111.595	152.175	-
Créditos Corfo	-	-	25.000	22.191
Créditos interbancarios	-	131.885	-	-
Depósito a plazo	113.042	4.640	-	-
Letras hipotecarias	-	-	-	78.870

Totales	113.042	737.033	256.312	169.822

Instrumento de cobertura
Cross currency swap	26.079	214.998	220.406	147.631
Interest rate swap	71.963	517.395	10.906	-
Call money swap	15.000	4.640	25.000	22.191

Totales	113.042	737.033	256.312	169.822

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 30 de Junio de 2010 y el 31 de Diciembre de 2009, y el período donde se producirán los flujos:

	Al 30 de Junio de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos	-	273.025	-	-
Créditos interbancarios	1.137.709	70.987	-	-

Totales	1.137.709	344.012	-	-

Instrumento de cobertura
Cross currency swap	1.137.709	344.012	-	-

Totales	1.137.709	344.012	-	-

	Al 31 de Diciembre de 2009
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos	-	-	-	-
Créditos interbancarios	634.823	73.551	-	-

Totales	634.823	73.551	-	-

Instrumento de cobertura
Cross currency swap	634.823	73.551	-	-

Totales	634.823	73.551	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 30 de Junio de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(16.334)	(7.660)	-	-
Flujos netos	(16.334)	(7.660)	-	-

Instrumento de cobertura
Ingresos de flujo	16.334	7.660	-	-
Egresos de flujo	(16.284)	(12.280)	-	-
Flujos netos	50	(4.620)	-	-

	Al 31 de Diciembre de 2009
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(7.570)	(1.487)	-	-
Flujos netos	(7.570)	(1.487)	-	-

Instrumento de cobertura
Ingresos de flujo	7.570	1.487	-	-
Egresos de flujo	(2.570)	(938)	-	-
Flujos netos	5.000	549	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)
El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Intermedio de Cambios en el Patrimonio al 30 de Junio de 2010 y 30 de Junio de 2009, se presenta a continuación:

	Al 30 de Junio de
	2010	2009
	MM$	MM$

Crédito Interbancario	(1.171)	(2.556)
Bono senior	882	(3.988)

Flujos netos	(289)	(6.544)

Durante el período 2010 y 2009, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo.  Al 30 de Junio de 2010 se llevó a resultados por ineficiencia MM$ -2.

	Al 30 de Junio de
	2010	2009
	MM$	MM$

Bono senior	-	-
Crédito	(2.019)	-

Resultados netos por cobertura de flujos de efectivo	(2.019)	-

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°08 - ADEUDADO POR BANCOS:

a)	Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	7.008	3
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	-	-
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	(7)	-

Bancos del exterior
Préstamos a bancos del exterior	34.536	23.409
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(100)	(42)

Totales	41.437	23.370

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 30 de Junio de 2010			Al 31 de Diciembre de 2009
	Bancos del país MM$	Bancos del exterior MM$	Total MM$	Bancos del país MM$	Bancos del exterior MM$	Total MM$

Saldos al 01 de Enero	-	42	42	-	35	35
Castigos	-	-	-	-	-	-
Provisiones constituidas	7	58	65	-	7	7
Provisiones liberadas	-	-	-	-	-	-

Totales	7	100	107	-	42	42

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 31de Junio de 2010 y al 31 de Diciembre de 2009, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones			Provisiones constituidas
Al 30 de Junio de 2010	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.005.335	663.054	5.668.389	56.830	80.017	136.847	5.531.542
Créditos de comercio exterior	704.595	93.958	798.553	21.154	1.198	22.352	776.201
Préstamos hipotecarios para fines generales	53.138	24.876	78.014	629	3.334	3.963	74.051
Operaciones de factoraje	218.587	7.746	226.333	1.746	669	2.415	223.918
Operaciones de leasing	948.556	81.646	1.030.202	9.545	1.695	11.240	1.018.962
Otros créditos y cuentas por cobrar	887	15.448	16.335	3.844	2.682	6.526	9.809

Subtotales	6.931.098	886.728	7.817.826	93.748	89.595	183.343	7.634.483

Colocaciones para vivienda
Préstamos con letras de crédito	150.655	5.020	155.675	-	514	514	155.161
Préstamos con mutuos hipotecarios endosables	129.899	64.901	194.800	-	10.891	10.891	183.909
Otros créditos con mutuos para vivienda	3.927.117	82.915	4.010.032	-	6.444	6.444	4.003.588
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	4.207.671	152.836	4.360.507	-	17.849	17.849	4.342.658

Colocaciones de consumo
Créditos de consumo en cuotas	1.051.657	427.851	1.479.508	-	150.452	150.452	1.329.056
Deudores por tarjetas de crédito	627.057	16.242	643.299	-	24.818	24.818	618.481
Contrato leasing consumo	3.188	457	3.645	-	-	-	3.645
Otros préstamos consumo	261.576	16.105	277.681	-	11.162	11.162	266.519

Subtotales	1.943.478	460.655	2.404.133	-	186.432	186.432	2.217.701

Totales	13.082.247	1.500.219	14.582.466	93.748	293.876	387.624	14.194.842

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2009	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	4.832.638	656.957	5.489.595	45.857	78.418	124.275	5.365.320
Créditos de comercio exterior	531.487	104.841	636.328	21.732	1.295	23.027	613.301
Préstamos hipotecarios para fines generales	69.060	23.851	92.911	623	2.947	3.570	89.341
Operaciones de factoraje	126.106	4.166	130.272	1.642	744	2.386	127.886
Operaciones de leasing	890.107	74.591	964.698	6.531	1.308	7.839	956.859
Otros créditos y cuentas por cobrar	1.026	9.932	10.958	1.912	3.430	5.342	5.616

Subtotales	6.450.424	874.338	7.324.762	78.297	88.142	166.439	7.158.323

Colocaciones para vivienda
Préstamos con letras de crédito	169.827	5.765	175.592	-	576	576	175.016
Préstamos con mutuos hipotecarios endosables	139.890	59.249	199.139	-	9.040	9.040	190.099
Otros créditos con mutuos para vivienda	3.717.188	67.134	3.784.322	-	6.918	6.918	3.777.404
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	4.026.905	132.148	4.159.053	-	16.534	16.534	4.142.519

Colocaciones de consumo
Créditos de consumo en cuotas	945.924	432.120	1.378.044	-	130.532	130.532	1.247.512
Deudores por tarjetas de crédito	564.685	22.252	586.937	-	24.433	24.433	562.504
Contrato leasing consumo	3.447	388	3.835	-	9	9	3.826
Otros préstamos consumo	250.742	24.491	275.233	-	11.538	11.538	263.695

Subtotales	1.764.798	479.251	2.244.049	-	166.512	166.512	2.077.537

Totales	12.242.127	1.485.737	13.727.864	78.297	271.188	349.485	13.378.379

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 30 de Junio de 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país		Créditos en el exterior		Total créditos		Tasa
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009	2010	2009	2010	2009	2010	2009
	MM$	MM$	MM$	MM$	MM$	MM$	%	%

Colocaciones comerciales
Manufacturas	768.342	640.395	-	-	768.342	640.395	5,25	4,66
Minería	65.352	67.057	-	-	65.352	67.057	0,45	0,49
Electricidad, gas y agua	179.312	144.386	-	-	179.312	144.386	1,23	1,05
Agricultura y ganadería	676.574	610.909	-	-	676.574	610.909	4,63	4,44
Forestal	79.788	71.085	-	-	79.788	71.085	0,55	0,52
Pesca	140.869	127.025	-	-	140.869	127.025	0,96	0,92
Transporte	396.387	362.508	-	-	396.387	362.508	2,71	2,64
Comunicaciones	110.888	164.077	-	-	110.888	164.077	0,75	1,19
Construcción	872.661	817.293	-	-	872.661	817.293	5,97	5,94
Comercio (*)	1.811.311	1.650.903	34.536	23.409	1.845.847	1.674.312	12,62	12,18
Servicios	293.776	288.256	-	-	293.776	288.256	2,01	2,10
Otros	2.429.574	2.380.871	-	-	2.429.574	2.380.871	16,61	17,31

Subtotales	7.824.834	7.324.765	34.536	23.409	7.859.370	7.348.174	53,74	53,44

Colocaciones para la vivienda	4.360.507	4.159.053	-	-	4.360.507	4.159.053	29,82	30,24

Colocaciones de consumo	2.404.134	2.244.049	-	-	2.404.134	2.244.049	16,44	16,32

Totales	14.589.475	13.727.867	34.536	23.409	14.624.011	13.751.276	100,00	100,00

 (*) Incluye préstamos a instituciones financieras del país por un monto de MM$ 7.008 y del exterior por un monto de MM$ 34.536 al 30 de Junio de 2010. (Nota 08)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Provisiones

El movimiento de las provisiones, durante los períodos finalizados al 30 de Junio de 2010 y al 31 de Diciembre de 2009 se resume como sigue:

	Al 30 de Junio de			Al 31 de Diciembre de
	2010			2009
	Provisiones individuales	Provisiones grupales	Total	Provisiones individuales	Provisiones grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	78.297	271.188	349.485	54.091	220.114	274.205

Castigos de cartera deteriorada:
Colocaciones comerciales	(6.355)	(25.580)	(31.935)	(4.898)	(43.220)	(48.118)
Colocaciones para vivienda	-	(6.418)	(6.418)	-	(8.708)	(8.708)
Colocaciones de consumo	-	(63.311)	(63.311)	-	(239.005)	(239.005)

Totales castigos	(6.355)	(95.309)	(101.664)	(4.898)	(290.933)	(295.831)

Provisiones constituidas	29.713	122.008	151.721	34.739	363.670	398.409
Provisiones liberadas	(7.907)	(4.011)	(11.918)	(5.635)	(21.663)	(27.298)

Totales	93.748	293.876	387.624	78.297	271.188	349.485

Además de estas provisiones por riesgo de crédito, se mantienen provisiones por riesgo país para cubrir operaciones en el exterior, las que se presentan en el pasivo bajo el rubro provisiones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, el detalle de los instrumentos designados como instrumentos financieros mantenidos disponibles para la venta es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	808.220	1.063.879
Pagarés del Banco Central de Chile	92.161	264.011
Otros instrumentos del Estado y del Banco Central de Chile	194.705	212.362
Subtotales	1.095.086	1.540.252

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	41.407
Letras hipotecarias de bancos del país	233.001	236.847
Bonos de bancos del país	-	-
Bonos de otras empresas del país	12.484	11.584
Otros instrumentos emitidos en el país	725	-
Subtotales	246.210	289.838

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	-	-
Subtotales	-	-

Totales	1.341.296	1.830.090

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 39.254 y MM$ 936.809 al 30 de Junio de 2010 y al 31 de Diciembre de 2009, respectivamente.

Al 30 de Junio de 2010 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ (21.583) reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ (21.630) atribuible a propietarios del Banco y un monto de MM$ 47 atribuible a interés no controlador.

Al 31 de Diciembre de 2009 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ (29.304) reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ (29.132) atribuible a propietarios del Banco y un monto de MM$ (172) atribuible a interés no controlador.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°11 - INTANGIBLES:

a)	La composición del rubro al 30 de Junio de 2010 y al 31 de Diciembre de 2009 es la siguiente:

				Al 30 de Junio de 2010
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2,1	1.544	5.310	(3.539)	1.771
Desarrollo software (adquiridos)	3	2,0	75.716	131.084	(61.781)	69.303

Totales			77.260	136.394	(65.320)	71.074

				Al 31 de Diciembre de 2009
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2009	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,8	1.732	4.422	(2.878)	1.544
Desarrollo software (adquiridos)	3	2	66.500	123.939	(48.223)	75.716

Totales			68.232	128.361	(51.101)	77.260

b)	El movimiento del rubro activos intangibles al 30 de Junio de 2010 y al 31 de Diciembre de 2009, es el siguiente:

b.1)  Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2010
Saldos al 01 de Enero de 2010	4.422	123.939	128.361
Adquisiciones	888	7.145	8.033
Otros	-	-	-

Saldos al 30 de Junio de 2010	5.310	131.084	136.394

Saldos brutos 2009
Saldos al 01 de Enero de 2009	3.194	91.207	94.401
Adquisiciones	1.228	32.732	33.960
Otros	-	-	-

Saldos al 31 de Diciembre de 2009	4.422	123.939	128.361

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°11 - INTANGIBLES, continuación:

b.2)  Amortización acumulada

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(2.878)	(48.223)	(51.101)
Amortización del año	(661)	(13.558)	(14.219)
Otros cambios en el valor libro del período	-	-	-

Saldos al 30 de Junio de 2010	(3.539)	(61.781)	(65.320)

Saldos al 01 de Enero de 2009	(1.462)	(24.707)	(26.169)
Amortización del año	(1.416)	(23.516)	(24.932)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2009	(2.878)	(48.223)	(51.101)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°12 - ACTIVO FIJO:

a)       La composición de los rubros al 30 de Junio 2010 y al 31 de Diciembre de 2009, es la siguiente:

		Al 31 de Junio 2010
	Saldo inicial 01 de Enero de 2010	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	161.922	168.156	(24.283)	143.873
Equipos	13.391	29.304	(17.950)	11.354
Cedidos en arrendamiento	689	1.602	(85)	1.517
Otros	8.120	17.815	(11.375)	6.440

Totales	184.122	216.877	(53.693)	163.184

		Al 31 de Diciembre 2009
	Saldo inicial 01 de Enero de 2009	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	170.197	180.868	(18.946)	161.922
Equipos	15.597	27.993	(14.602)	13.391
Cedidos en arrendamiento	4.092	727	(38)	689
Otros	10.503	17.513	(9.393)	8.120

Totales	200.389	227.101	(42.979)	184.122

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°12 - ACTIVO FIJO, continuación:

b)       El movimiento del rubro activos fijos al 30 de Junio de 2010 y al 31 de Diciembre de 2009, es el siguiente:

b.1)  Saldo bruto

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	180.868	27.993	727	17.513	227.101
Adiciones	2.037	1.715	-	370	4.122
Retiros / bajas (ii)	(13.911)	(218)	-	(68)	(14.197)
Deterioro por siniestros (i)	(3.516)	(186)	-	-	(3.702)
Traspasos	-	-	875	-	875
Otros	2.678	-	-	-	2.678

Saldos al 30 de Junio de 2010	168.156	29.304	1.602	17.815	216.877

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	178.502	22.990	4.161	16.150	221.803
Adiciones	5.730	5.085	-	941	11.756
Retiros / bajas	(2.637)	(7)	(4.161)	(19)	(6.824)
Deterioro por siniestros	-	(75)	-	-	(75)
Traspasos	(727)	-	727	441	441
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2009	180.868	27.993	727	17.513	227.101

(i)
A consecuencia del Terremoto ocurrido el 27 de Febrero de 2010, Banco Santander Chile ha debido reconocer en sus Estados Financieros  al 30 de Junio un deterioro en algunas de las sucursales ubicadas en la zona afectada por un monto de MM$ 3.516 y MM$ 186 por ATM, el cual se ha visto compensado con las Indemnizaciones por parte de la Compañía de Seguro, por un monto de MM$ 2.663, la cual se incluye en el rubro “otros ingresos operacionales”.  El cargo neto en resultados por este concepto asciende a MM$ 1.039.  Actualmente la administración se encuentra analizando posibles efectos menores que aún puedan presentar estos activos.

(ii)
Tal como se indica en la Nota N° 03 Hechos Relevantes en su letra C, durante el mes de Abril Banco Santander Chile vendió 5 sucursales, el costo de baja de dichos bienes al momento de la venta era de MM$ 4.927 y durante el mes de Junio vendió 11 sucursales con un costo a esa fecha de MM$ 8.138.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°12 - ACTIVO FIJO, continuación:

b.2)  Depreciación acumulada

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(18.946)	(14.602)	(38)	(9.393)	(42.979)
Cargos por depreciación del ejercicio	(5.337)	(3.348)	(47)	(1.982)	(10.714)
Bajas y ventas del ejercicio	224	-	-	-	224
Operaciones discontinuadas	-	-	-	-	-

Saldos al 30 de Junio de 2010	(24.059)	(17.950)	(85)	(11.375)	(53.469)

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(8.305)	(7.393)	(69)	(5.647)	(21.414)
Cargos por depreciación del ejercicio	(10.705)	(7.209)	(31)	(3.746)	(21.691)
Bajas y ventas del ejercicio	64	-	62	-	126
Operaciones discontinuadas	-	-	-	-	-

Saldos al 30 de Junio de 2009	(18.946)	(14.602)	(38)	(9.393)	(42.979)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)     Impuestos corrientes

El Banco al 30 de Junio de 2010 y al 31 de Diciembre de 2009, ha constituido la provisión de impuesto a la renta de primera categoría, la cual se determinó en base de las disposiciones legales tributarias vigentes y se ha reflejado el pasivo correspondiente por MM$ 16.192 al 30 de Junio de 2010 y por MM$ 59.290 al 31 de Diciembre de 2009).  Dicha provisión se presenta neta de los impuestos por pagar, según se detalla a continuación:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(5.464)	(4.541)
Pasivos por impuestos corrientes	21.656	63.831

Totales impuestos por pagar (recuperar)	16.192	59.290

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 17%	21.656	106.882
Menos:
Pagos provisionales mensuales	(3.470)	(41.061)
PPM por pérdidas acumuladas artículo N°31 inciso 3	-	-
Crédito por gastos por capacitación	(96)	(1.148)
Otros	(1.898)	(5.383)

Totales impuestos por pagar (recuperar)	16.192	59.290

b)     Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero de 2010 al 30 de Junio de 2010 y entre el 01 de Enero de 2009 al 30 de Junio de 2009, se compone de los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	29.042	10.316	56.387	52.163

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(4.994)	(11.364)	(10.594)	(14.242)
Beneficio fiscal ejercicios anteriores	-	-	-	-
Subtotales	24.048	21.680	45.793	37.921
Impuesto por gastos rechazados artículo N°21	115	136	130	154

Otros	-	-	-	-

Cargos netos a resultados por impuesto a la renta	24.163	21.816	45.923	38.075

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)     Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 30 de Junio de 2010 y al 30 de Junio de 2009.

	Al 30 de Junio de
	2010		2009
	Tasa de impuesto	Monto	Tasa de Impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	17,00	51.397	17,00	38.464
Diferencias permanentes	(1,76)	(5.326)	0,24	(542)
Agregados o deducciones	-	-	-	-
Impuesto único (gastos rechazados)	0,04	129	0,07	153
Otros	(0,09)	(277)	-	-

Tasas efectivas y gastos por impuesto a la renta	15,19	45.923	16,83	38.075

La tasa efectiva para impuesto a la renta para Junio del año 2010 y 2009 es 15,19 % y 16,83%, respectivamente.

d)     Efecto de impuestos diferidos en patrimonio

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2010 al 30 de Junio de 2010 y entre el 01 de Enero de 2009 al 31 de de Diciembre de 2009, se compone por los siguientes conceptos:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	3.669	4.982
Cobertura de flujo de efectivo	49	537
Totales activos por impuestos diferidos con efecto en patrimonio	3.718	5.519

Pasivos por impuestos diferidos
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en patrimonio	-	-

Saldos netos impuestos diferidos en patrimonio	3.718	5.519

Impuestos diferidos en patrimonio de cargo de los propietarios del Banco	3.726	5.490
Impuestos diferidos en patrimonio de cargo de interés no controlador	(8)	29

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)     Efecto de impuestos diferidos en resultado

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	1.965	2.012
Castigo extraordinario	6.622	8.804
Bienes recibidos en pago	1.022	595
Ajustes tipo de cambio	9.607	35
Valoración activo fijo	7.168	7.472
Provisión colocaciones	49.477	43.420
Provisión por gastos	4.357	6.556
Derivados	52	17
Bienes en leasing	22.328	19.241
Pérdida tributaria de afiliadas	4.671	51
Otros	951	1.507
Totales activos por impuestos diferidos	108.220	89.710

Pasivos por impuestos diferidos
Valoración inversiones	(1.785)	(2.512)
Depreciaciones	(277)	(78)
Gastos anticipados	(365)	(519)
Otros	(245)	(271)
Totales pasivos por impuestos diferidos	(2.672)	(3.380)

f)     Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos por impuestos diferidos
Con efecto en patrimonio	3.718	5.519
Con efecto en resultado	108.220	89.710
Totales activos por impuestos diferidos	111.938	95.229

Pasivos por impuestos diferidos
Con efecto en patrimonio	-	-
Con efecto en resultado	(2.672)	(3.380)
Totales pasivos por impuestos diferidos	(2.672)	(3.380)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°14 - OTROS ACTIVOS:

La composición del rubro Otros activos, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos para leasing (*)	35.614	52.070

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	18.459	10.405
Bienes adjudicados en remate judicial	6.679	2.179
Provisiones por bienes recibidos en pago o adjudicados	(1.531)	(431)
Subtotales	23.607	12.153
Otros activos
Depósitos de dinero en garantía	204.769	229.083
IVA crédito fiscal	5.522	7.180
Impuesto a la renta por recuperar	11.527	15.261
Gastos pagados por anticipado	20.602	8.960
Bienes recuperados de leasing para la venta	2.973	985
Activos por planes de pensiones	5.175	4.893
Cuentas y documentos por cobrar	106.410	53.196
Documentos por cobrar por intermediación corredora y operaciones simultáneas	145.988	60.622
Otros activos	33.059	8.156
Subtotales	536.025	388.336
Totales	595.246	452.559
(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un (0,81 % al 30 de Junio de 2010 y un 0,47 % al 31 de Diciembre de 2009 del patrimonio efectivo del Banco).

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, la composición del rubro Depósitos y otras captaciones, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.285.422	2.776.607
Otros depósitos y cuentas a la vista	308.704	303.495
Otras obligaciones a la vista	574.758	453.432

Totales	4.168.884	3.533.534

Depósitos y otras captaciones a plazo
Depósitos a plazo	7.082.291	4.219.392
Cuentas de ahorro a plazo	104.944	98.985
Otros saldos acreedores a plazo	6.141	2.856.880

Totales	7.193.376	7.175.257

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, la composición del rubro es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	99.987	90.144
Otras obligaciones en el país	56.194	55.015
Obligaciones con el exterior	1.828	1.752
Subtotales	158.009	146.911
Instrumentos de deuda emitidos
Letras de crédito hipotecarias	226.646	263.864
Bonos corrientes	2.376.604	2.068.786
Bonos subordinados	645.891	592.026
Subtotales	3.249.141	2.924.676

Totales	3.407.150	3.071.587

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. Las deudas del Banco, tanto de corto como de largo plazo, son resumidas a continuación:

	Al 30 de Junio de 2010
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras de crédito hipotecarias	185.426	41.220	226.646
Bonos corrientes	2.268.901	107.703	2.376.604
Bonos subordinados	635.843	10.048	645.891
Instrumentos de deuda emitidos	3.090.170	158.971	3.249.141

Otras obligaciones financieras	120.335	37.755	158.090

Totales	3.210.505	196.726	3.407.231

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

	Al 31 de Diciembre de 2009
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	213.853	50.011	263.864
Bonos corrientes	1.901.972	166.814	2.068.786
Bonos subordinados	592.026	-	592.026
Instrumentos de deuda emitidos	2.707.851	216.825	2.924.676

Otras obligaciones financieras	109.013	37.898	146.911

Totales	2.816.864	254.723	3.071.587

a)	Bonos para financiamiento hipotecario

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de éstos son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 5,34 % a Junio de 2010 y 4,7% a Diciembre de 2009.

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	41.220	50.011
Vence entre 1 y 2 años	28.216	31.804
Vence entre 2 y 3 años	26.838	28.574
Vence entre 3 y 4 años	25.553	23.277
Vence entre 4 y 5 años	22.789	27.350
Vence posterior a 5 años	82.031	102.848
Totales letras hipotecarias	226.647	263.864

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

b)	Bonos corrientes

La siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos.

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bonos Santander en UF	1.664.063	1.660.877
Bonos Santander en US $	711.236	407.909
Totales bonos corrientes	2.375.299	2.068.786

Durante el año 2010, el Banco colocó bonos por UF 6.102.000 y de USD 500.000.000.

Serie		Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F7	UF	3.000.000		4,5 años	3,3 % anual simple	01/11/2009	01/05/2014
F8	UF	3.000.000		4,5 años	3,6 % anual simple	01/01/2010	01/07/2014
F9	UF	102.000	(i)	5 años	3,7 % anual simple	01/01/2010	01/01/2015
Total	UF	6.102.000
Bono Flotante	USD	500.000.000	(iv)	2 años	Libor (3 meses) + 125 bp	15/ 04/ 2010	12/ 04/ 2012
Total	USD	500.000.000

(i)  Al cierre de Junio de 2010, se han realizado colocaciones por UF 102.000 en el presente ejercicio quedando un valor nominal sin colocar de UF 2.898.000 de la emisión de la Serie F9.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	107.703	166.814
Vence entre 1 y 2 años	111.848	218.339
Vence entre 2 y 3 años	848.203	438.446
Vence entre 3 y 4 años	451.977	378.064
Vence entre 4 y 5 años	256.561	171.647
Vence posterior a 5 años	600.312	695.476
Totales bonos	2.376.604	2.068.786

c)	Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bonos subordinados en US $	284.902	278.087
Bonos subordinados en UF	329.628	313.939
Totales bonos subordinados	614.530	592.026

Durante el año 2010 el Banco no ha colocado bonos subordinados en el mercado local.

Durante el año 2009, el Banco colocó bonos subordinados en el mercado local por UF 300.000, el que se detalla a continuación:

Bonos Subordinados
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

G2 (*)	UF 300.000	30 años	4,8% anual simple	01-09-2008	01-03-2038
Total	UF 300.000

(*) Al 30 de Junio de 2010 existen bonos de la serie G2 sin colocar por un valor nominal de UF 1.950.000.

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	10.048	-
Vence entre 1 y 2 años	-	12.899
Vence entre 2 y 3 años	135.883	119.211
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	180.379	158.876
Vence posterior a 5 años	319.581	301.040
Totales bonos subordinados	645.891	592.026

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	4.954	4.583
Vence entre 2 y 3 años	3.931	3.515
Vence entre 3 y 4 años	29.285	3.556
Vence entre 4 y 5 años	3.463	27.868
Vence posterior a 5 años	78.701	69.491
Subtotales obligaciones financieras a largo plazo	120.334	109.013

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	32.236	31.045
Aprobación de cartas de crédito	1.457	-
Otras obligaciones financieras a largo plazo, porción corto plazo	4.062	6.853
Subtotales obligaciones financieras a corto plazo	37.755	37.898

Totales otras obligaciones financieras	158.089	146.911

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 30 de Junio de 2010	Hasta 30 días	Entre 31 y 60 días	Entre 61 y 90 días	Entre 91 y 180 días	Entre 181 y 365 días	Entre 1 y 3 años	Mas de 3 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	1.398.881	-	-	-	-	-	-	1.398.881
Operaciones con liquidación en curso	486.914	-	-	-	-	-	-	486.914
Instrumentos para negociación	2.409	338.239	221.860	16.692	24.105	105.364	103.786	812.455
Contratos de retrocompra y préstamos de valores	5.000	-	-	-	-	-	-	5.000
Contratos de derivados financieros	75.304	23.077	30.869	108.612	201.219	345.902	746.242	1.531.225
Adeudado por bancos	41.544	-	-	-	-	-	-	41.544
Colocaciones comerciales (*)	1.214.767	499.857	443.228	739.063	819.466	1.739.195	2.362.253	7.817.829
Colocaciones para vivienda (*)	82.816	16.564	16.725	51.491	103.925	425.098	3.663.892	4.360.511
Colocaciones de Consumo (*)	882.791	38.893	41.152	120.833	256.238	652.390	411.832	2.404.129
Instrumentos de inversión disponibles para la venta	29.275	93.468	12.344	75.205	26.474	380.971	723.559	1.341.296

Totales activos	4.219.701	1.010.098	766.178	1.111.896	1.431.427	3.648.920	8.011.564	20.199.784

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

Pasivos
Depósitos y otras obligaciones a la vista	4.168.884	-	-	-	-	-	-	4.168.884
Operaciones con liquidación en curso	303.207	-	-	-	-	-	-	303.207
Contratos de retrocompra y préstamos de valores	14.895	8.167	6.389	29.382	69.651	12.580	5.033	146.097
Depósitos y otras obligaciones a plazo	2.484.193	1.006.593	703.634	1.182.024	853.820	942.935	20.178	7.193.377
Contratos de derivados financieros	56.725	26.133	31.892	77.730	168.599	330.825	558.644	1.250.548
Obligaciones con bancos	7.956	243.544	314.086	635.208	789.669	109.771	-	2.100.234
Instrumentos de deuda emitidos	16.089	1.018	851	8.051	129.735	1.150.315	1.939.139	3.245.198
Otras obligaciones financieras	32.995	991	325	909	2.534	8.885	111.449	158.088

Totales pasivos	7.084.944	1.286.446	1.057.177	1.933.304	2.014.008	2.555.311	2.634.443	18.565.633

(*) Las Colocaciones se presentan brutas.  Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 183.343, Vivienda MM$ 17.849, Consumo MM$ 186.432 y Colocaciones con Bancos MM$ 107

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre de 2009	Hasta 30 días	Entre 31 y 60 días	Entre 61 y 90 días	Entre 91 y 180 días	Entre 181 y 365 días	Entre 1 y 3 años	Mas de 3 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	2.043.458	-	-	-	-	-	-	2.043.458
Operaciones con liquidación en curso	468.134	-	-	-	-	-	-	468.134
Instrumentos para negociación	37.672	505	2.036	89.503	573.856	52.757	42.210	798.539
Contratos de retrocompra y préstamos de valores	14.020	-	-	-	-	-	-	14.020
Contratos de derivados financieros	54.139	48.351	25.432	50.166	116.048	349.634	750.108	1.393.878
Adeudado por bancos	23.412	-	-	-	-	-	-	23.412
Préstamos comerciales	1.005.151	376.918	395.649	791.896	757.175	1.688.107	2.309.866	7.324.762
Préstamos Hipotecarios	107.294	15.720	16.871	48.454	99.288	404.839	3.466.587	4.159.053
Préstamos de Consumo	834.145	41.634	50.630	120.641	215.946	626.226	354.827	2.244.049
Instrumentos de inversión disponibles para la venta	98.993	85.009	35.049	98.504	243.912	350.615	918.009	1.830.091

Totales activos	4.686.418	568.137	525.667	1.199.164	2.006.225	3.472.178	7.841.607	20.299.935

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

Pasivos
Depósitos y otras obligaciones a la vista	3.533.534	-	-	-	-	-	-	3.533.534
Operaciones con liquidación en curso	275.474	-	-	-	-	-	-	275.474
Contratos de retrocompra y préstamos de valores	191.118	248	316.939	606.122	178	-	-	1.114.605
Depósitos y otras obligaciones a plazo	2.438.249	915.676	834.731	840.174	1.105.446	1.006.288	34.693	7.175.257
Contratos de derivados financieros	81.601	48.627	28.799	98.297	117.773	370.428	603.381	1.348.906
Obligaciones con bancos	72.786	144.838	205.807	607.866	809.150	206.343	-	2.046.790
Instrumentos de deuda emitidos	21.758	1.155	167.857	8.633	17.422	843.777	1.864.074	2.924.676
Otras obligaciones financieras	33.606	390	214	1.379	2.309	7.994	101.019	146.911

Totales pasivos	6.648.125	1.110.934	1.554.347	2.162.471	2.052.278	2.434.830	2.603.167	18.566.151

(*) Las Colocaciones se presentan brutas.  Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 166.439, Vivienda MM$ 16.534, Consumo MM$ 166.512 y Colocaciones con Bancos MM$ 42.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°18 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Cuentas y documentos por pagar	95.579	79.491
Ingresos percibidos por adelantado	1.479	2.081
Garantías por operaciones threshold	143.707	148.308
Documentos por cobrar por intermediación corredora y operaciones simultáneas	33.834	14.802
Otros pasivos	16.145	18.714

Totales	290.744	263.396

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 30 de Junio de 2010, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 793 (MM$ 830 al 31 de Diciembre de 2009), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Cartas de crédito documentarias emitidas	261.879	155.956
Cartas de crédito del exterior confirmadas	30.068	35.818
Boletas de garantía	823.162	655.780
Avales y fianzas	166.473	169.931
Subtotales	1.281.582	1.017.485
Líneas de crédito con disponibilidad inmediata	4.775.128	4.615.787
Totales	6.056.709	5.633.272

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Valores custodiados en poder del Banco y sus afiliadas	372.679	238.490

Cobranzas	187.908	179.547

Recursos de terceros gestionados por el Banco y sus afiliadas	66	66

Títulos emitidos por el propio Banco	5.056.745	7.371.486

Totales	5.617.397	7.789.589

d)	Garantías

Banco Santander Chile tiene una póliza N°2340815 Integral Bancaria de cobertura de Fidelidad funcionaria vigente con la empresa Chilena Consolidada Seguros, por la suma de US $ 5.000.000, la cual cubre solidariamente tanto al Banco como a sus filiales, con vigencia 01/07/09 al 30/06/2010.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, lo cual asciende a MM $ 67.703

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N° 30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 209106829, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2010.

Santander Corredora de Seguros Limitada

i.	Pólizas de seguros

De acuerdo a lo establecido en la circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

La póliza de garantía para corredores de seguros N° 4323257, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N° 4323253 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Chilena Consolidada  S.A.  Ambas tienen vigencia desde el 15 de Abril de 2010 al 14 de Abril de 2011.

ii.	Derechos aduaneros diferidos

Conforme a las normas legales vigentes, la obligación de pagar los derechos aduaneros diferidos al importar los bienes arrendados es traspasada a los arrendatarios, los que se obligan a efectuar dicho pago tanto directamente con la dirección de aduanas correspondiente, como indirectamente en el contrato de arrendamiento que celebran con la sociedad. Por lo tanto, si un arrendatario no efectuare el pago, el Fisco tendría el derecho a pagarse con el producto de la subasta del bien importado, pero dicha subasta puede evitarse pagando la sociedad los derechos correspondientes y cobrándoselo al arrendatario, de acuerdo a lo pactado en el contrato.

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el balance estos contienen riesgos de crédito y son por tanto parte del riesgo global del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

 NOTA N°20 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en capitulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del capítulo B3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición
a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Adicionalmente pasan a integrar el rubro “colocaciones contingentes” los productos indicados en las letras e) hasta la h) lo que supuso un aumento de MM$ 4.695.798 por “Líneas de crédito de libre disposición”.  Este cambio en las exposiciones e ingreso de nuevos productos crediticios, presentó una baja neta de 1,07 puntos sobre el Bis Ratio.

Junto con ello se dotaron  “provisiones adicionales” por MM$ 64.750 que se muestran como mayor Patrimonio, las que se netean con las utilidades retenidas de ejercicios anteriores por MM$ 54.661 con un incremento de 0,08 puntos en Bis Ratio por efecto neto del correspondiente impuesto diferido.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°20 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Activos de balance (neto de provisiones)
Efectivo y depósitos en bancos	1.398.881	2.043.458	-	-
Operaciones con liquidación en curso	486.914	468.134	123.241	191.287
Instrumento para negociación	812.454	798.539	55.882	41.918
Contratos de retrocompra y préstamos de valores	5.000	14.020	5.000	14.020
Contratos de derivados financieros (*)	1.529.849	1.391.886	886.385	837.692
Adeudado por bancos	41.437	23.370	8.287	4.674
Créditos y cuentas por cobrar a clientes	14.194.842	13.378.379	12.445.921	11.717.337
Instrumentos de inversión disponible para la venta	1.341.296	1.830.090	157.921	154.089
Inversiones en sociedades	6.502	7.417	6.502	7.417
Intangibles	71.074	77.260	71.074	77.260
Activo fijo	163.184	184.122	163.184	184.122
Impuestos corrientes	5.464	4.541	546	454
Impuestos diferidos	111.938	95.229	11.194	9.523
Otros activos	595.246	452.559	431.453	269.313
Activos fuera de balance
Colocaciones contingentes	3.076.749	1.160.118	1.844.573	693.009
Totales	23.840.830	21.929.122	16.210.259	14.202.115

(*)
Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

			Razón
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2010	2009	2010	2009
	MM$	MM$	%	%

Capital básico	1.665.326	1.658.316	6,99	7,56
Patrimonio efectivo neto	2.292.934	2.214.092	14,14	15,59	(*)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°21 - INTERÉS NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

a) La participación del interés minoritario en el patrimonio y los resultados de las filiales y las entidades de propósito especial, se resume como sigue:

				Otros resultados integrales
Por el período de 06 meses terminado al 30 de Junio de 2010	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	469	1	104	(18)	86	87
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	24.243	1.479	115	(20)	95	1.574
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02	11	3	-	-	-	3
Santander Corredora de Seguros Limitada	0,24	132	5	-	-	-	5
Subtotales		24.858	1.488	219	(38)	181	1.669

Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.922	(459)	-	-	-	(459)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	492	(2.875)	-	-	-	(2.875)
Multinegocios S.A	100,00	106	10	-	-	-	10
Servicios de Administración y Financieros Limitada	100,00	481	145	-	-	-	145
Servicios de Cobranzas Fiscalex Limitada	100,00	77	25	-	-	-	25
Multiservicios de Negocios Limitada	100,00	524	149	-	-	-	149
Subtotales		3.602	(3.005)	-	-	-	(3.005)
Totales		28.460	(1.517)	219	(38)	181	(1.336)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°21 – INTERÉS NO CONTROLADOR, continuación:

				Otros resultados integrales
Por el período de 06 meses terminado al 30 de Junio de 2009	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97	1.468	20	49	(8)	41	61
Santander S.A. Sociedad Securitizadora	0,36	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	21.492	1.239	779	(132)	647	1.886
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02	11	2	-	-	-	2
Santander Corredora de Seguros Limitada	0,24	121	8	-	-	-	8
Subtotales		23.096	1.269	828	(140)	688	1.957
Entidades de propósito especial:
Bansa Santander S.A.	100,00	2.741	58	-	-	-	58
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	4.412	2.586	-	-	-	2.586
Multinegocios S.A	100,00	95	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100,00	182	144	-	-	-	144
Servicios de Cobranzas Fiscalex Limitada	100,00	95	19	-	-	-	19
Multiservicios de Negocios Limitada	100,00	301	52	-	-	-	52
Subtotales		7.824	2.868	-	-	-	2.868
Totales		30.920	4.137	828	(140)	688	4.825

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°21 – INTERÉS NO CONTROLADOR, continuación:

b) La participación del interés minoritario en los resultados de las filiales y las entidades de propósito especial para el trimestre terminado al 30 de Junio de 2010, 2009 , se resume como sigue:

			Otros resultados integrales
Por el trimestre terminado al 30 de Junio de 2010	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	(16)	91	(16)	75	59
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	527	188	(32)	156	683
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,24	3	-	-	-	3
Subtotales		515	279	(48)	231	746
Entidades de propósito especial:
Bansa Santander S.A.	100,00	(94)	-	-	-	(94)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	(2.010)	-	-	-	(2.010)
Multinegocios S.A	100,00	3	-	-	-	3
Servicios de Administración y Financieros Limitada	100,00	71	-	-	-	71
Servicios de Cobranzas Fiscalex Limitada	100,00	14	-	-	-	14
Multiservicios de Negocios Limitada	100,00	81	-	-	-	81
Subtotales		(1.935)	-	-	-	(1.935)
Totales		(1.418)	279	(48)	231	(1.187)

			Otros resultados integrales
Por el trimestre terminado al 30 de Junio de 2009	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97	17	49	(8)	41	58
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	675	145	(24)	121	796
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,24	4	-	-	-	4
Subtotales		697	194	(32)	162	859
Entidades de propósito especial:
Bansa Santander S.A.	100,00	(396)	-	-	-	(396)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	979	-	-	-	979
Multinegocios S.A	100,00	4	-	-	-	4
Servicios de Administración y Financieros Limitada	100,00	(52)	-	-	-	(52)
Servicios de Cobranzas Fiscalex Limitada	100,00	10	-	-	-	10
Multiservicios de Negocios Limitada	100,00	16	-	-	-	16
Subtotales		561	-	-	-	561
Totales		1.258	194	(32)	162	1.420

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°22 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)   Al 30 de Junio de 2010 y 2009, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Por el trimestre terminado al 30 de junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	304	118	-	422	3.260	-	-	3.260
Créditos otorgados a bancos	24	-	-	24	19	-	-	19
Colocaciones comerciales	113.145	25.462	755	139.362	149.410	(3.088)	785	147.107
Colocaciones para vivienda	47.134	39.589	1.008	87.731	46.176	(4.841)	1.007	42.342
Colocaciones para consumo	117.116	600	754	118.470	130.601	(177)	1.028	131.452
Instrumentos de inversión	10.071	6.085	-	16.156	12.779	(1.601)	-	11.178
Otros ingresos por intereses y reajustes	804	(79)	-	725	(2)	(788)	-	(790)

Totales ingresos por intereses y reajustes	288.598	71.775	2.517	362.890	342.243	(10.495)	2.820	334.568

	Por el período de 06 meses terminado al 30 de junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	323	240	-	563	10.563	-	-	10.563
Créditos otorgados a bancos	74	-	-	74	165	-	-	165
Colocaciones comerciales	227.536	32.433	1.474	261.443	328.386	(66.933)	1.501	262.954
Colocaciones para vivienda	93.632	50.158	2.021	145.811	92.457	(90.829)	1.802	3.430
Colocaciones para consumo	232.389	704	1.334	234.427	267.078	(1.724)	1.687	267.041
Instrumentos de inversión	22.444	7.731	-	30.175	23.845	(20.636)	-	3.209
Otros ingresos por intereses y reajustes	1.317	324	-	1.641	9.568	4.868	-	14.436

Totales ingresos por intereses y reajustes	577.715	91.590	4.829	674.134	732.062	(175.254)	4.990	561.798

b)
Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos no sean efectivamente percibidos.

Al 30 de Junio de 2010 y 2009, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Por el trimestre terminado al 30 de junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	63	1.166	-	1.229	1.672	(907)	-	765
Colocaciones de vivienda	(1.125)	1.206	-	81	456	(510)	-	(54)
Colocaciones de consumo	(3.134)	553	-	(2.581)	6.882	(260)	-	6.622

Totales	(4.196)	2.925	-	(1.271)	9.010	(1.677)	-	7.333

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°22 - INTERESES Y REAJUSTES, continuación:

	Por el período de 06 meses terminado al 30 de junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	23.386	5.146	-	28.532	17.306	4.705	-	22.011
Colocaciones de vivienda	4.538	4.148	-	8.686	5.423	3.405	-	8.828
Colocaciones de consumo	32.474	205	-	32.679	45.354	(905)	-	44.449

Totales	60.398	9.499	-	69.897	68.083	7.205	-	75.288

c)       Al 30 de Junio de 2010 y 2009 el detalle de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:
	Por el trimestre terminado al 30 de junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(94)	(153)	-	(247)	(178)	22	-	(156)
Contratos de retrocompra	(174)	(13)	-	(187)	(4.358)	39	-	(4.319)
Depósitos y captaciones a plazo	(34.718)	(21.509)	-	(56.227)	(77.740)	3.360	-	(74.380)
Obligaciones con bancos	(7.476)	(14)	-	(7.490)	(6.313)	(53)	-	(6.366)
Instrumentos de deuda emitidos	(30.390)	(20.802)	-	(51.192)	(27.705)	2.649	-	(25.056)
Otras obligaciones financieras	(1.249)	(394)	-	(1.643)	(1.698)	40	-	(1.658)
Otros gastos por intereses y reajustes	-	(2.295)	-	(2.295)	1.096	(6)	-	1.090

Totales gastos por intereses y reajustes	(74.101)	(45.180)	-	(119.281)	(116.896)	6.051	-	(110.845)

	Por el período de 06 meses terminado al 30 de Junio de
	2010				2009
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(187)	(200)	-	(387)	(531)	(168)	-	(699)
Contratos de retrocompra	(622)	(210)	-	(832)	(15.283)	359	-	(14.924)
Depósitos y captaciones a plazo	(70.033)	(26.962)	-	(96.995)	(195.597)	67.681	-	(127.916)
Obligaciones con bancos	(15.340)	(17)	-	(15.357)	(15.687)	65	-	(15.622)
Instrumentos de deuda emitidos	(60.245)	(26.442)	-	(86.687)	(56.056)	50.777	-	(5.279)
Otras obligaciones financieras	(2.431)	(512)	-	(2.943)	(4.833)	899	-	(3.934)
Otros gastos por intereses y reajustes	-	(3.119)	-	(3.119)	(1.982)	(7)	-	(1.989)

Totales gastos por intereses y reajustes	(148.858)	(57.462)	-	(206.320)	(289.969)	119.606	-	(170.363)

d)   Al 30 de Junio de 2010 y 2009, el resumen de intereses y reajustes, es el siguiente:

Conceptos	Por el Trimestre terminado al 30 de Junio de		Por el período de 06 meses terminados al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Ingresos por intereses y reajustes	362.890	334.568	674.134	561.798
Gastos por intereses y reajustes	(119.281)	(110.845)	(206.320)	(170.363)

Subtotales ingresos por intereses y reajustes	243.609	223.723	467.814	391.435

Resultado de coberturas contables (neto)	(827)	2.888	4.366	22.449

Totales intereses y reajustes netos	242.782	226.611	472.180	413.884

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°23 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros (*)	3.958	5.868	8.525	14.788
Comisiones por avales y cartas de crédito	5.954	5.922	11.783	12.138
Comisiones por servicios de tarjetas	25.481	23.115	51.283	46.697
Comisiones por administración de cuentas	6.513	7.246	13.210	14.322
Comisiones por cobranzas, recaudaciones y pagos	14.236	16.658	28.047	32.023
Comisiones por intermediación y manejo de valores	2.564	2.204	4.872	3.690
Comisiones por inversiones en fondos mutuos u otro	9.657	7.495	19.048	13.639
Remuneraciones por comercialización de seguros	8.962	4.719	14.068	8.047
Office banking	2.325	1.907	4.428	3.689
Otras comisiones ganadas	3.158	3.543	6.703	6.807
Totales	82.808	78.677	161.967	155.840

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(12.128)	(11.164)	(23.579)	(22.732)
Comisiones por operación con valores	(466)	(437)	(868)	(660)
Office banking	(1.769)	(1.755)	(3.643)	(3.164)
Otras comisiones	(3.287)	(2.176)	(6.368)	(4.508)
Totales	(17.650)	(15.532)	(34.458)	(31.064)

Totales ingresos y gastos por comisiones netos	65.158	63.145	127.509	124.776

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Intermedio Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°24 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 30 de Junio de 2010 y 2009, el detalle de los resultados por operaciones financieras es el siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	46.910	(28.079)	72.736	(73.785)
Instrumentos financieros para negociación	(7.376)	1.455	20.177	38.500
Venta de créditos y cuentas por cobrar a clientes
Cartera vigente	(563)	268	(581)	183
Cartera castigada	2.977	(46)	2.954	68
Instrumentos disponibles para la venta	2.336	7.927	1.854	36.521
Otros resultados de operaciones financieras	638	(388)	(126)	(921)
Totales	44.922	(18.863)	97.014	566

NOTA N°25 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 30 de Junio de 2010 y 2009, el detalle del resultado de cambio es el siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(95.797)	127.082	(161.022)	256.710
Derivados de cobertura	75.782	(91.042)	117.162	(185.071)
Resultado por activos reajustables en moneda extranjera	1.229	(40.064)	2.666	(7.225)
Resultado por pasivos reajustables en moneda extranjera	(1.095)	16.543	(1.206)	33.491
Totales	(19.881)	48.519	(42.400)	97.905

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°26 - PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado Al 30 de Junio de 2010 y 2009 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Por el trimestre terminado al 30 de Junio de 2010	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(78)	(12.263)	-	-	(417)	(12.758)
- Evaluación grupal	-	(14.713)	(3.297)	(38.090)	-	(56.100)
Totales provisiones y castigos	(78)	(26.976)	(3.297)	(38.090)	(417)	(68.858)

Provisiones liberadas
- Evaluación individual	-	3.814	-	-	-	3.814
- Evaluación grupal	-	1.373	59	82	12	1.526
Totales provisiones liberadas	-	5.187	59	82	12	5.340

Recuperación de créditos castigados	-	1.328	355	5.883	-	7.566

Cargos netos a resultado	(78)	(20.461)	(2.883)	(32.125)	(405)	(55.952)
		Créditos y cuentas por cobrar a clientes
Por el período de 06 meses terminado al 30 de Junio de 2010	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(83)	(29.713)	-	-	(1.324)	(31.120)
- Evaluación grupal	-	(32.333)	(8.021)	(82.195)	-	(122.549)
Totales provisiones y castigos	(83)	(62.046)	(8.021)	(82.195)	(1.324)	(153.669)

Provisiones liberadas
- Evaluación individual	17	7.907	-	-	-	7.924
- Evaluación grupal	-	2.525	177	1.309	56	4.067
Totales provisiones liberadas	17	10.432	177	1.309	56	11.991

Recuperación de créditos castigados	-	3.233	928	11.378	-	15.539

Cargos netos a resultado	(66)	(48.381)	(6.916)	(69.508)	(1.268)	(126.139)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°26 - PROVISIONES POR RIESGO DE CRÉDITO, continuación:

		Créditos y cuentas por cobrar a clientes
Por el trimestre terminado al 30 de Junio de 2009	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(17)	(10.083)	-	-	(811)	(10.911)
- Evaluación grupal	-	(14.827)	(3.409)	(85.486)	-	(103.722)
Totales provisiones y castigos	(17)	(24.910)	(3.409)	(85.486)	(811)	(114.633)

Provisiones liberadas
- Evaluación individual	-	1.480	-	-	-	1.480
- Evaluación grupal	-	371	703	5.252	31	6.357
Totales provisiones liberadas	-	1.851	703	5.252	31	7.837

Recuperación de créditos castigados	-	2.296	629	7.834	-	10.759

Cargos netos a resultado	(17)	(20.763)	(2.077)	(72.400)	(780)	(96.037)

		Créditos y cuentas por cobrar a clientes
Por el período de 06 meses terminado al 30 de Junio de 2009	Créditos Interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(17)	(15.185)	-	-	(814)	(16.016)
- Evaluación grupal	-	(36.194)	(8.057)	(167.777)	-	(212.028)
Totales provisiones y castigos	(17)	(51.379)	(8.057)	(1.67.777)	(814)	(228.044)

Provisiones liberadas
- Evaluación individual	16	4.309	-	-	614	4.939
- Evaluación grupal	-	839	977	14.563	100	16.479
Totales provisiones liberadas	16	5.148	977	14.563	714	21.418

Recuperación de créditos castigados	-	4.776	1.803	13.076	-	19.655

Cargos netos a resultado	(1)	(41.455)	(5.277)	(140.138)	(100)	(186.971)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°27 - REMUNERACIONES Y GASTOS DEL PERSONAL:

a)   Composición del gasto por remuneraciones y gastos del personal:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Remuneraciones del personal	43.676	40.664	76.875	73.763
Bonos o gratificaciones	15.050	10.601	30.667	26.739
Beneficios basados en instrumentos de capital	489	959	1.015	1.196
Indemnización por años de servicio	1.846	805	3.633	2.009
Planes de pensiones	241	-	585	-
Gastos de capacitación	385	450	513	518
Sala cuna y jardín infantil	56	132	313	298
Fondos de salud	646	938	1.203	1.364
Fondo bienestar	114	110	226	218
Otros gastos de personal	3.499	3.042	6.561	5.990
Totales	66.002	57.701	121.591	112.095

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°28 - GASTOS DE ADMINISTRACIÓN:

Al 30 de Junio de 2010 y 2009, la composición del rubro es la siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	5.324	4.995	11.046	10.642
Arriendos de oficina	4.219	3.398	5.567	5.008
Arriendo de equipos	1.370	1.206	2.683	2.396
Primas de seguro	301	294	592	584
Materiales de oficina	1.261	1.183	2.405	2.599
Gastos de informática y comunicaciones	1.695	1.848	3.729	3.873
Alumbrado, calefacción y otros servicios	2.334	3.065	4.751	5.815
Servicio de vigilancia y transporte de valores.	2.317	2.307	4.671	4.750
Gastos de representación y desplazamiento del personal	744	675	1.588	1.582
Gastos judiciales y notariales	133	235	306	373
Honorarios por informes técnicos	590	696	1.228	1.244
Honorarios por servicios profesionales	269	245	532	475
Otros gastos generales de administración	185	655	246	734
Servicios subcontratados
Servicios subcontratados	8.801	7.579	19.957	16.755
Gastos del directorio
Remuneraciones del directorio	224	161	399	323
Otros gastos del directorio	-	-	-	-
Gastos Marketing
Publicidad y propaganda	3.813	3.402	7.637	5.988
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	352	491	861	951
Patentes	421	417	852	852
Otros impuestos	2	49	5	55
Aporte a la SBIF	1.352	1.357	2.705	2.707
Totales	35.707	34.258	71.760	67.706

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°29 - DEPRECIACIONES Y AMORTIZACIONES:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante Junio de 2010 y Junio de 2009, se detallan a continuación:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM	MM$	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	5.323	6.351	10.714	11.292
Amortizaciones de intangibles	7.269	5.789	14.219	11.294

Totales	12.592	12.140	24.933	22.586

b)	La conciliación entre los valores libros al 31 de Diciembre de 2009, al 01 de Enero de 2009 y 2010 y los saldos al 30 de Junio de 2010, es el siguiente:

	Depreciación, amortización acumulada 2009
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(21.414)	(26.169)	(47.583)
Cargos por depreciación y amortización del ejercicio	(21.691)	(24.932)	(46.623)
Bajas y ventas del ejercicio	126	-	126

Saldos al 31 de Diciembre de 2009	(42.979)	(51.101)	(94.080)

	Depreciación, amortización acumulada 2010
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(42.979)	(51.101)	(94.080)
Cargos por depreciación y amortización del ejercicio	(10.714)	(14.219)	(24.933)
Bajas y ventas del ejercicio	224	-	224

Saldos al 30 de Junio de 2010	(53.469)	(65.320)	(118.789)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	629	369	893	626
Recupero de castigos y resultados bienes recibidos en pago	205	766	805	1.616
Subtotales	834	1.135	1.698	2.242

Resultados por venta en participación en sociedades (*)
Utilidad en venta en participación en otras sociedades	-	1.370	-	1.847
Subtotales	-	1.370	-	1.847

Otros ingresos
Arriendos	237	443	343	704
Resultado por venta de activo fijo (**)	13.047	93	13.195	208
Recupero provisiones por contingencias	2.656	(222)	7.028	306
Indemnizaciones de compañías de seguros por terremoto	2.663	-	2.663	-
Otros	5.14	109	1.089	119
Subtotales	19.117	423	24.318	1.337

Totales	19.951	2.928	26.016	5.426

(*)  Con fecha 10 de Marzo de 2009 Visa Inc. Cede a Banco Santander Chile un total  de 34.093 acciones clase LAC.  Con fecha 20 de Marzo de 2009 se vende el 51% del total de las acciones, correspondiente a 17.387 acciones, a un precio por acción de $ 27.442 generando un resultado por venta de MM$ 477, incluida en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

Con fecha 26 de Junio de 2009 se vendieron 16.049 acciones MasterCard.  Al momento de la venta su valor contable era de MM$ 83 y su precio de venta fue MM$ 1.453, generando una utilidad por venta de MM$ 1.370, incluida en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

(**) Tal como se expone en la letra c) de la Nota 03, con fecha 30 de Abril y 30 de Junio de 2010, Banco Santander Chile, realiza las siguientes ventas de sucursales:  5 sucursales en Abril generando un resultado MM$ 6.620 y 11 sucursales en Junio generando un resultado por MM$ 6.355.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	401	2.064	1.548	3.033
Provisiones por bienes recibidos en pago	883	1.492	2.300	1.822
Gastos por mantención de bienes recibidos en pago	474	841	1.192	1.335
Subtotales	1.758	4.397	5.040	6.190

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	625	625	1.536	1.612
Membresías tarjetas de crédito	865	709	1.598	1.357
Subtotales	1.490	1.334	3.134	2.969
Servicios a clientes	2.387	2.047	4.738	4.319

Otros gastos
Castigos operativos	630	628	979	1.256
Pólizas de seguros de vida y seguros generales de productos	1.487	1.148	2.804	2.289
Impuesto adicional por gastos pagados al exterior	598	395	995	877
Gastos de créditos hipotecarios	302	179	595	330
Gastos por operaciones de comercio exterior	26	69	91	106
Resultados por operaciones de leasing	33	561	73	1.127
Provisiones por contingencias	8.853	(18.871)	10.648	7.556
Otros	84	292	1.107	691
Subtotales	12.013	(15.599)	17.292	14.232

Totales	17.648	(7.821)	30.204	27.710

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicado en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del Banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander
Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas
Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalado en la letra b) de la Nota 01 de los presentes Estados Financieros, ejerce algún grado de influencia significativa sobre éstas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave
Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros
En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)  Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 30 de Junio de 2010				Al 31 de Diciembre de 2009
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	36.394	677	2.368	8.193	11.331	914	2.840	108.372
Colocaciones para vivienda	-	-	12.428	-	-	-	12.754	-
Colocaciones de consumo	-	-	1.517	-	-	-	1.744	-
Créditos y cuentas por cobrar	36.394	677	16.313	8.193	11.331	914	17.338	108.372

Provisión sobre colocaciones	(274)	(1)	(34)	(11)	(13)	(1)	(11)	(298)
Colocaciones netas	36.120	676	16.279	8.182	11.318	913	17.327	108.074

Garantías	2.532	-	15.385	929	4.552	-	45.550	596

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	3.412	-	-	-	1.868	-	-	-
Boletas de garantía	25.841	-	-	125	134.644	-	-	259
Créditos contingentes	29.253	-	-	125	136.512	-	-	259

Provisiones sobre créditos contingentes	(7)	-	-	-	(21)	-	-	-

Colocaciones contingentes netas	29.246	-	-	125	136.491	-	-	259

El movimiento de créditos con partes relacionadas al 30 de Junio de 2010 y al 31 de Diciembre de 2009 ha sido el siguiente:

	Al 30 de Junio de 2010				Al 31 de Diciembre de 2009
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	Asociadas	Clave	Otros	del Grupo	Asociadas	Clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero	147.843	914	17.338	108.631	107.815	51	14.845	110.099
Nuevos préstamos	5.515	253	2.284	5.136	176.516	2.268	8.279	30.220
Pagos	(87.711)	(490)	(3.309)	(105.449)	(136.488)	(1.405)	(5.785)	(31.688)

Totales	65.647	677	16.313	8.318	147.843	914	17.339	108.631

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°31 – OPERACIONES CON PARTES RELACIONADAS, continuación:

c)	Activos y pasivos con partes relacionadas:

	Al 30 de Junio de 2010				Al 31 de Diciembre de 2009
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en Bancos	339.823	-	-	-	336.492	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	363.598	-	-	-	405.411	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	86.558	-	-	-	117.060	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	15.056	3.186	2.160	2.778	1.503	6.238	502	925
Contratos de retrocompra y préstamos de valores	31.163	-	-	-	-	-	-	-
Depósitos y otras captaciones a plazo	971.970	-	1.769	26.580	411.295	-	1.126	21.652
Contratos de derivados financieros	292.838	-	-	-	245.574	-	-	-
Instrumentos de deuda emitidos	7.186	-	-	-	89.258	-	-	-
Otras obligaciones financieras	22.523	-	-	-	55.156	-	-	-
Otros pasivos	727	-	-	-	310	-	-	-
d)   Resultados reconocidos con partes relacionadas:

	Por el trimestre terminado al 30 de Junio de 2010				Por el trimestre terminado al 30 de Junio de 2009
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(2.460)	18	307	36	(6.713)	11	237	209
Ingresos y gastos por comisiones y servicios	18.990	10	29	(15)	15.746	1	24	27
Utilidad neta de operaciones financieras y resultados de cambio(*)	(31.373)	-	(14)	(3.078)	70.902	-	-	4.199
Otros ingresos y gastos de operación	(1.057)	-	-	-	(1.079)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(7.650)	-	-	-	(6.983)	-
Gastos de administración y otros	(5.426)	(6.170)	-	-	(2.721)	(2.794)	-	-

Totales	(21.327)	(6.142)	(7.329)	(3.057)	76.135	(2.782)	(6.722)	4.435

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

	Por el período de 06 meses terminado al 30 de Junio de 2010				Por el período de 06 meses terminado al 30 de Junio de 2009
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(4.998)	30	481	545	(14.930)	24	88	(790)
Ingresos y gastos por comisiones y servicios	32.179	28	58	52	24.036	2	49	66
Utilidad neta de operaciones financieras y resultados de cambio(*)	(53.823)	-	(11)	(4.998)	164.754	-	-	2.304
Otros ingresos y gastos de operación	(2.265)	-	-	-	(2.207)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(13.747)	-	-	-	(13.951)	-
Gastos de administración y otros	(10.627)	(10.447)	-	-	(6.660)	(8.472)	-	-

Totales	(39.535)	(10.389)	(13.220)	(4.401)	164.993	(8.446)	(13.814)	1.580

(*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

e)   Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Intermedio Consolidado de Resultados, corresponden a las siguientes categorías:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Remuneraciones del personal	3.601	3.387	7.117	6.595
Remuneraciones del Directorio	224	161	399	323
Bonos o gratificaciones	2.203	2.583	4.488	5.187
Compensaciones en acciones	324	838	840	838
Gastos de capacitación	14	24	14	24
Indemnizaciones por años de servicios	3	727	3	727
Fondos de salud	59	59	117	126
Otros gastos de personal	105	75	185	131
Plan de pensiones	246	-	584	-
Totales	6.779	7.854	13.747	13.951

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

f)    Conformación del personal clave

Al 30 de Junio de 2010 y al 31 de Diciembre de 2009, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	30 de Junio de 2010	31 de Diciembre de 2009

Directores	13	13
Gerentes de división	12	13
Gerentes de área	81	83
Gerentes	56	58

Totales personal clave	162	167

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

Nivel 1: entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

Nivel 2: entradas/insumos distintas a los precios cotizados incluidos en el nivel 1 que son observables para activos o pasivos, directa o indirectamente.

Nivel 3: entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

Actualmente el Banco ha determinado ciertos instrumentos financieros como de nivel 3, debido a que el cálculo realizado a valor de mercado se basa en información de modelamientos internos, los cuales no son observables en el mercado.

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de intrumento financiero	Modelo utilizado en valoración	Descripción
Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.
Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.
CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.
CCS (METRO)	FRA Implícito	Start Fwd no soportadas por MUREX (plataforma) debido a la estimación UF fwd.
CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 30 de Junio de 2010 y al 31 de Diciembre de 2009:

	Medidas de valor razonable
30 de Junio de	2010	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	812.454	812.454	-	-
Instrumentos disponibles para la venta	1.341.296	1.341.296	-	-
Derivados	1.531.224	-	1.421.127	110.097
Totales	3.684.974	2.153.750	1.421.127	110.097

Pasivos
Derivados	1.250.547	-	1.241.842	8.705
Totales	1.250.547	-	1.241.842	8.705

	Medidas de valor razonable
31 de Diciembre de	2009	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	798.539	798.539	-	-
Instrumentos disponibles para la venta	1.830.090	1.830.090	-	-
Derivados	1.393.878	-	1.185.202	208.676
Totales	4.022.507	2.628.629	1.185.202	208.676

Pasivos
Derivados	1.348.906	-	880.060	468.846
Totales	1.348.906	-	880.060	468.846

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 30 de Junio de 2010 y 2009:

	Activos	Pasivos
	MM$	MM$

Al 31 de Diciembre de 2008	81.304	(51.401)

Del 01 de Enero al 30 de Junio de 2009 Ganancias (pérdidas) totales no realizadas:
Incluidas en ganancias	47.767	(12.704)
Incluidas en resultados integrales
Compras, emisiones y colocaciones (netas)

Resultado acumulado al 30 de Junio de 2009	129.071	(64.105)

Ganancias o pérdidas totales incluidas en resultado atribuible al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Junio de 2009	47.767	(12.704)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

	Activos	Pasivos
	MM$	MM$

Al 31 de Diciembre de 2009	212.218	(468.848)

Ganancias (pérdidas) totales no realizadas:
Incluidas en ganancias	39.734	(9.789)
Incluidas en resultados integrales
Compras, emisiones y colocaciones (netas)

Resultado acumulado al 30 de Junio de 2010	39.734	(9.789)

Ganancias o pérdidas totales incluidas en resultado del 2010 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Junio de 2010	39.734	(9.789)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para Junio 2010 y 2009 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 30 de Junio de 2010 y 2009 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

NOTA N°33 - HECHOS POSTERIORES:

Entre el 01 de julio de 2010 y a la fecha de emisión de los estados financieros (26 de julio de 2010), no han ocurrido hechos que pudieran afectar significativamente la interpretación de los mismos.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Santiago, July 29, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in an ordinary Board Meeting held on July 27, 2010, the Board approved the following operations with the related parties ISBAN and Produban:

1)	Project to implement admission risk models for companies on a group basis
2)	Project to implement SAP to manage costs

The first project considers the development of Gap, implementation and maintenance until 2011 by Isban and the data processing services with Produban. The implementation of these corporate risk systems will automate the risk admission process. Regarding the second project, this considers the development of the Gap, implementation, interface, support and maintenance by Isban Spain, Brasil and Chile and the data processing services of Produban. This will permit the implementation of the various SAP modules (budget, acquisitions, logistics, accounts payable, employee expenses, fixed assets and real estate)

Regarding both operations, the board members Lucía Santa Cruz, Mauricio Larraín, Oscar von Chrismar, Vittorio Corbo, Victor Arbulú, Marco Colodro, Juan Manuel Hoyos, Roberto Mendez, Roberto Zahler and the alternate director Raimundo Monge, expressed that these operations contribute to the Bank’s interests and that the terms are in line with market conditions as stated in the report issued by the Bank’s Audit Committee.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: August 3, 2010

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